UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BARE ESCENTUALS, INC.
(Name of Subject Company)

BARE ESCENTUALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

067511 10 5
(CUSIP Number of Class of Securities)

Deanna Chechile
Vice President & General Counsel
71 Stevenson Street, 22nd Floor
San Francisco, California 94105
(415) 489-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Bare Escentuals, Inc., a Delaware corporation (the ‘‘Company”), and the address of the principal executive offices of the Company is 71 Stevenson Street, 22nd Floor, San Francisco, California 94105. The telephone number of the principal executive offices of the Company is (415) 489-5000.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of January 13, 2010, as set forth in the Merger Agreement (as defined below), there were 92,048,851 Shares issued and outstanding. As of January 22, 2010, there were 92,054,301 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person of this Schedule 14D-9 is the Company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Blush Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Shiseido Company, Limited, a Japanese corporation (“Shiseido” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the ‘‘Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 25, 2010, to purchase all of the outstanding Shares of the Company, at a price of $18.20 per Share (such amount, or any other amount per Share paid pursuant to such tender offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and subject to required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”) dated January 25, 2010 and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the ‘‘Offer”). The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 14, 2010, by and among Purchaser, Parent and the Company (the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the outstanding Shares on a fully-diluted basis (where “fully-diluted basis” means the number of Shares outstanding, together with the Shares that the Company may be required to issue pursuant to outstanding options or other obligations under employee stock or similar benefit plans, or otherwise, whether or not then exercisable) (the “Minimum Condition”).

Immediately following the acceptance of Shares by Purchaser for payment pursuant to the Offer, a trust affiliated with Leslie A. Blodgett (“Ms. Blodgett”), the Chief Executive Officer of the Company, will contribute all of the Shares beneficially owned by it to an indirect wholly-owned subsidiary of Parent in exchange for cash and an indirect interest in the Company. Shares beneficially owned by Ms. Blodgett will be converted into the right to receive the Per Share Amount in connection with the Merger (as defined below).

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, following completion of the Offer, and in accordance with the General Corporate Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the ‘‘Surviving Corporation”) and will be an indirect subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent or Purchaser or Shares held by the Company as treasury Shares, and (ii) any Shares that are held by any stockholder who properly demands and perfects appraisal rights pursuant to the provisions of Section 262 of the DGCL) will be cancelled and converted into the right to receive from Parent the Per Share Amount, without interest and subject to applicable withholding taxes.

Purchaser’s obligation to accept for payment and pay for all Shares tendered is subject to a number of conditions, including: (i) satisfaction of the Minimum Condition, (ii) the continued employment of Ms. Blodgett as the Company’s Chief Executive Officer and her ability to fulfill her duties in such capacity, (iii) the receipt of required regulatory approvals, including, but not limited to, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement) on the Company, (v) the continuation of the Ancillary Agreements (as defined in the Merger Agreement) entered into in connection with the Merger Agreement, including the Stockholders Support Agreement and Contribution Agreement described in Item 3 below and (vi) other customary conditions. The completion of the Offer is not contingent upon the receipt of financing by Parent or Purchaser.

The Offer was commenced by Purchaser on January 25, 2010 and expires at 12:00 midnight, Eastern Time, on March 8, 2010 (which is the minute following 11:59 p.m., Eastern Time, on March 8, 2010); provided, however, subject to the termination rights of Parent, Purchaser and the Company under the Merger Agreement: (i) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser may extend the Offer for one or more periods of not more than 10 business days each beyond the scheduled expiration date and (ii) Purchaser may extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. In addition, if less than 90% of the number of Shares then outstanding on a fully-diluted basis have been validly tendered and not withdrawn pursuant to the Offer, Purchaser may extend the Offer after the acceptance of Shares thereunder by means of a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. Information regarding the Company is provided in the Company’s other SEC filings, which are available on the SEC’s website at www.sec.gov.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal. In addition, the foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Schedule TO states that the principal executive offices of Purchaser are located at 900 3rd Avenue, 15th Floor, New York, NY 10022 and that the telephone number at such principal offices is 203-656-7866, and that the principal executive offices of Parent are located at 7-5-5 Ginza, Chuo-ku, Tokyo 104-0061 and that the telephone number at such principal executive offices is +81-3-3572-5111.

Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.bareescentuals.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company (the “Information Statement”) attached to this Schedule 14D-9 as Annex I hereto, which is incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the Company’s Board of Directors (the “Board of Directors”) after the first time at which Purchaser accepts for payment Shares tendered in the Offer.

(a)	Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its executive officers, directors and affiliates that are unrelated to the Offer are described in the Information Statement.

Interests of Certain Persons.

Certain directors and executive officers of the Company may have interests in the Transactions that are different from or in addition to their interests as Company stockholders generally. The Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions.

Cash Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company (other than Ms. Blodgett) were to tender the Shares each owns for purchase pursuant to the Offer, each would receive the same per Share cash consideration on the same terms and conditions as the other stockholders of the Company. Additionally, pursuant to the terms of the Merger Agreement, any outstanding Shares owned by the directors and executive officers (other than Ms. Blodgett) and not tendered in the Offer or contributed to Holdings (as defined below) by Ms. Blodgett’s affiliated trust pursuant to the Contribution Agreement will be cancelled and converted at the Effective Time into the right to receive the Per Share Amount, without interest thereon and less any required withholding taxes.

As of January 13, 2010, the Company’s directors and current executive officers and their affiliates owned in the aggregate 6,217,391 Shares (other than Shares issuable upon the exercise of options to purchase Shares), which excludes Shares owned by the Berkshire Entities. Two of the members of the Board of Directors, Messrs. Jones and Bloom, are Managing Directors of the Berkshire Entities or their general partners and, as a result, may be deemed to possess beneficial ownership of 14,350,423 Shares beneficially owned by the Berkshire Entities. However, neither Mr. Jones nor Mr. Bloom, acting alone, has voting or investment power with respect to such Shares and, as a result, each of Messrs. Jones and Bloom disclaims beneficial ownership of such Shares. If the Company’s directors and current executive officers and their affiliates (other than (i) Ms. Blodgett and her affiliated trust and (ii) the Berkshire Entities) were to tender all of their Shares for purchase pursuant to the Offer, and such Shares were purchased by Purchaser at the Per Share Amount, the directors and current executive officers and their affiliates (other than Ms. Blodgett and her affiliated trust) would receive an aggregate amount of $11,233,940 net in cash, without interest thereon and less any required withholding taxes.

As described in more detail below, the Berkshire Entities have agreed, pursuant to the terms and conditions of the Stockholders Support Agreement (as defined below) to tender the Shares each beneficially owns for purchase in the Offer. Upon tendering its Shares, each Berkshire Entity will be entitled to receive the same per Share cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 14, 2010, the Berkshire Entities beneficially owned in the aggregate 14,350,423 Shares.

Pursuant to the terms of the Contribution Agreement, upon completion of the Offer, Ms. Blodgett’s affiliated trust is obligated to contribute all Shares beneficially owned by it to a limited liability company that is wholly-owned by Parent (“Holdings”) in exchange for an aggregate amount of $44,966,496 in cash, without interest thereon and less any required withholding taxes, and membership interests in Holdings, which will represent a continuing 2.43% indirect interest in the Company. Shares beneficially owned by Ms. Blodgett would be cancelled and converted at the Effective Time of the Merger into the right to receive the Per Share Amount, without interest thereon and less any required withholding taxes, for an aggregate of $16,193,050 in connection with the Merger. If Ms. Blodgett and her affiliated trust had not agreed, pursuant to the Contribution Agreement, to contribute a portion of the Shares as described in the immediately preceding sentences, Ms. Blodgett and her affiliated trust would have been entitled to cash in an aggregate amount equal to $101,932,576 if they were to tender all Shares (excluding any Shares issuable upon the exercise of options to purchase Shares) beneficially owned by them for purchase in the Offer.

Treatment of Options held by Executive Officers, Directors and Affiliates.

Pursuant to the Merger Agreement (i) each stock option granted by the Company to acquire Shares (each, an “Option”) that is outstanding and unexercised immediately prior to the Effective Time will, at the Effective Time, vest in full and be cancelled and converted into the right to receive an amount in cash equal to the number of Shares subject to the unexercised portion of such Option immediately prior to such time multiplied by an amount equal to the Per Share Amount less the applicable exercise price; provided, however, that if the exercise price per Share under any such Option is equal to or greater than the Per Share Amount, then such Option will be cancelled for no consideration, (ii) each Share that is subject to a risk of forfeiture (each, a “Restricted Share”) that is outstanding immediately prior to the Effective Time will, at the Effective Time, vest in full and be converted into the right to receive the Per Share Amount and (iii) each right to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held for issuance under the Company’s equity incentive plans, other than Options and Restricted Shares (the “Company Awards”), will, at the Effective Time, vest in full and be converted into a right to receive an amount in cash equal to the product of the number of Shares subject to such Company Award (and assuming target levels of achievement under the respective award agreement and Company equity incentive plans) multiplied by the Per Share Amount less any exercise price (if applicable). All such amounts payable by the Company with respect to Options, Restricted Shares and Company Awards will be paid as soon as practicable following the consummation of the Merger (and in any event no event later than the first payroll cycle of the Surviving Corporation which follows the Effective Time, unless such payroll cycle occurs within three (3) business days after the Effective Time, in which case the Surviving Corporation shall pay such amounts as soon as practicable following the Effective Time, but in no event later than the second payroll cycle of the Surviving Corporation following the Effective Time).

The foregoing summary of the treatment of the Options, Restricted Shares and Company Awards is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Summary of Cash Consideration Payable to Directors and Executive Officers.

The following table sets forth, as of January 13, 2010, for each of the Company’s current directors and executive officers, the cash consideration that such individual would receive if: (i) such director or executive officer were to tender all of the Shares that he or she owns in connection with the Offer and (ii) all Options, Restricted Shares and Company Awards held by such director or executive officer were to vest in full and be converted into the right to receive the consideration described above in connection with the Merger:

		Cash				Cash		Cash
		Consideration		Cash		Consideration		Consideration
	Number of	for		Consideration	Number of	for	Number of	for
	Unrestricted	Unrestricted	Number of	for	Restricted	Restricted	Company	Company
Name	Shares	Shares	Options	Options	Shares	Shares	Awards	Awards

Leslie A. Blodgett(1)	5,600,691	$16,193,050	2,016,940	$33,040,793	0	$0	0	$0
Myles B. McCormick	239,153	$4,352,585	726,279	$10,753,426	0	$0	0	$0
Simon P. Cowell	0	$0	103,500	$828,300	0	$0	0	$0
Ross M. Jones(2)	49,061	$892,910	12,147	$108,959	0	$0	0	$0
Bradley M. Bloom(3)	102,316	$1,862,151	12,147	$108,959	0	$0	0	$0
Michael R. Egeck	0	$0	0	$0	0	$0	22,143	$403,003
Ellen L. Brothers	0	$0	117,500	$1,695,525	0	$0	6,501	$118,318
John Hamlin	0	$0	0	$0	75,301	$1,370,478	6,501	$118,318
Kristina Leslie	0	$0	29,500	$0	0	$0	6,501	$118,318
Lea Anne Ottinger	150,629	$2,741,448	30,010	$279,277	0	$0	0	$0
Karen M. Rose	30,467	$554,499	43,486	$405,810	0	$0	0	$0
Glen T. Senk	44,774	$814,887	38,560	$422,089	0	$0	0	$0

(1)	Ms. Blodgett will be receiving cash and membership interests in Holdings in exchange for Shares beneficially owned by her and her affiliated trust.

(2)(3)	Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Partners LLC, Berkshire Investors LLC, Fifth Berkshire Associates

LLC, the general partner of Berkshire Fund V, Limited Partnership and Sixth Berkshire Associates LLC, the general partner of Berkshire Fund VI, Limited Partnership, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 14,350,423 shares of common stock beneficially owned by these entities, which represents approximately 16% of the Company’s outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities and, as a result, each of Messrs. Bloom and Jones disclaims beneficial ownership of such shares of our common stock.

Director and Officer Indemnification and Insurance.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or other adjudicating court deems proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Article IX of the Company’s Amended and Restated Certificate of Incorporation (the ‘‘Charter”), provides, in general, that no director of the Company will be personally liable to the Company or the Company’s stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for any breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director to the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Article VIII(a) of the Charter provides, in general, that the Company will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’

fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Article VIII(b) of the Charter also provides, in general, that the Company will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court will deem proper.

Article VIII of the Charter further provides, in general, that any indemnification under that section of the Charter (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director or officer or other person entitled to indemnification under Article VIII of the Charter is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Article VIII(a) of the Charter or Article VIII(b) of the Charter, as the case may be. Such determination will be made, with respect to an officer or a director, (i) by the Board of Directors by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of directors who were not parties to such action, suit or proceeding even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article VIII(a) of the Charter or Article VIII(b) of the Charter, or in defense of any claim, issue or matter therein, he or she will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization in the specific case. Notwithstanding a contrary determination, any present or former director or officer of the Company may apply to the Court of Chancery of the State of Delaware for indemnification to the extent otherwise permissible under Article VIII(a) of the Charter and Article VIII(b) of the Charter. The basis of such indemnification by a court will be a determination by such court that indemnification of such person is proper in the circumstances because he or she has met the applicable standards of conduct set forth in Article VIII(a) of the Charter or Article VIII(b) of the Charter, as the case may be. Neither a contrary determination nor the absence of any determination will be a defense to such application or create a presumption that such person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to Article VIII of the Charter will be given to the Company promptly upon the filing of such application. If successful, in whole or in part, such person seeking indemnification in the Court of Chancery of the State of Delaware will also be entitled to be paid the expense of prosecuting such application.

Article VIII of the Charter further provides, in general, that expenses incurred by a person who is or was a director or officer of the Company in defending or investigating a threatened or pending action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by the Company.

Article VIII of the Charter further provides, in general, that indemnification and advancement of expenses will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the Company that indemnification of the persons specified in Article VIII(a) and Article VIII(b) of the Charter will be made to the fullest extent permitted by law. The provisions of the Charter do not preclude the indemnification of any person who is not specified in Article VIII(a) or Article VIII(b) but whom the Company has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

Furthermore, Article VIII of the Charter provides, in general, that the Company may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the Charter or Section 145 of the DGCL.

Article V of the Company’s Amended and Restated By-Laws (the “By-Laws”) provides, in general, that the Company may indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the corporation or, while an employee or agent of the corporation, is or was serving at the request of the corporation as an employee or agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the extent permitted by applicable law.

The Company has also entered into indemnification agreements with its directors and officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors and officers insurance coverage to such officers and directors to the extent the Company maintains a directors and officers insurance policy or policies. From and after the Effective Time, Parent has agreed to cause the Company and the Surviving Corporation to honor and abide by the terms of the indemnification agreements. The description of the indemnification agreements entered into with the Company’s directors and certain former officers is qualified in its entirety by reference to the form of the indemnification agreement which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides that Parent, for a period of six years after the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of directors and officers and advancement of expenses than are set forth as of the date of the Merger Agreement under the Company Charter Documents (as such term is defined in the Merger Agreement), which provisions may not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of each individual who, at the Effective Time is, or at any time prior to the Effective Time was, a director or an officer of the Company or any of its subsidiaries.

The Merger Agreement further provides that Parent will bear the full cost of, and will cause the Company to maintain in effect, for at least six years commencing on and immediately following the Effective Time, one or more director and officer tail policy(ies) (collectively, the ‘‘D&O Tail Policies”). Prior to the Effective Time, the Company will obtain one or more prepaid, fully-earned and non-cancellable D&O Tail Policies applicable on and after the Effective Time, for a period equal to, at the Company’s sole discretion, the greater of (i) six years immediately following the Effective Time and (ii) the statute(s) of limitations applicable to the acts and omissions of the directors and officers of the Company up through and including the Effective Time (the greater of such periods, the “D&O Tail Period”), in lieu of the current policies or directors and officers liability insurance maintained by the Company. Such D&O Tail Policies will provide at least the same coverage with respect to amounts, terms and conditions, as the directors and officers liability insurance policies (including, but not limited to, both primary and any and all excess policies) maintained by the Company on the date hereof (collectively, the “Current D&O Policies”), or policies with at least the same coverage limits and amounts as the Current D&O Policies, containing terms and conditions which are no less favorable to the individuals or the Company covered by such Current D&O Policies, than the terms of such policies, so long as the Company is not required to pay a premium in excess of 200% of the last annual premium paid in the aggregate by the Company for such Current D&O Policies.

The foregoing summary with respect to the terms of the Merger Agreement regarding the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Employee Benefits.

The Merger Agreement provides that, from the date of the Merger Agreement until the termination of the Merger Agreement or the Effective Time, the Company may not, without the prior written consent of Parent, (i) adopt or, except as required by law, materially amend any employee benefit plan or arrangement, (ii) increase in any material respect the compensation of any of its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees or (iv) enter into any employment or severance agreement with any of its directors, officers or employees, other than, in each case, (x) as required pursuant to applicable law or the terms of the Company’s employee benefits plans, (y) increases in salaries, wages and benefits of employees made as a result of promotions and/or in the ordinary course of business and (z) any such grants to and/or agreements with persons hired to fill certain open Company positions, provided that any such severance arrangements are consistent with past practice. In addition, the Company may not grant any Options, Restricted Shares or other Company Awards until the termination of the Merger Agreement or the Effective Time.

The Merger Agreement provides that for a period of 18 months following the Effective Time, Parent shall provide or cause to be provided to each employee of the Company and its subsidiaries who is employed as of the Effective Time (collectively, the “Company Employees”) an annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits that, in each case, are no less favorable than such annual base salary and base wages, cash incentive compensation opportunities (excluding equity-based compensation) and benefits provided to such Company Employee immediately prior to the Effective Time; provided, however, that nothing in the Merger Agreement will prohibit the Surviving Corporation from terminating the employment of any Company Employee or demoting any such Company Employee, in each case, for cause, and, if applicable, in accordance with the provisions of the Company Employee’s employment or other individual agreement, consistent with the Company’s past practice. Parent will also provide Company Employees whose employment terminates during the 18 month period following the Effective Time who are not parties to individual agreements providing severance or termination benefits with severance benefits at levels no less than the benefits provided under the Company’s severance policies in effect as of December 31, 2009.

The Merger Agreement provides that, immediately prior to the Effective Time, the Company will pay each participant in any and/or all bonus plans or programs maintained by the Company and each of its subsidiaries, who remains employed through the Effective Time for the applicable bonus period in which the Effective Time occurs, a pro rata cash bonus based upon actual or target performance, as determined in the sole discretion of the Board of Directors. Following the payment of such pro rata bonuses, Purchaser will cause the Company to maintain a bonus plan or program for the remainder of the year in which the Effective Time occurs on comparable terms and conditions and pursuant to comparable targets and performance measures as were in effect for such entire year, adjusted as appropriate in consultation with Ms. Blodgett and Mr. McCormick to reflect performance expectations for the Company following the Transactions.

The Merger Agreement also provides that each Company Employee will receive credit for service by such employees for all purposes (including eligibility to participate, vesting and level of benefits) under the employee benefit plans in which they participate after the Effective Time, to the same extent such service was credited under similar Company plans. In addition, Parent will cause pre-existing condition exclusions and actively-at-work requirements to be waived for Company Employees under any benefits plans in which they participate after the Effective Time to the same extent as they were waived under comparable Company plans and to give effect to amounts paid by such employees during the calendar year in which the Merger occurs for purposes of satisfying premium, deductible, co-insurance and maximum out-of-pocket requirements applicable to such employees.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Transaction Bonus Plan

In connection with entering into the Merger Agreement, on January 14, 2010, the Compensation Committee of the Board of Directors and the Board of Directors approved the Bare Escentuals, Inc. Transaction Bonus Plan (the “Transaction Bonus Plan”) pursuant to which certain employees who are critical to the Company’s success and whose retention is necessary to ensure a smooth transition in connection with the Transaction and the future success of the Company as selected by the Board of Directors may participate, including certain of the Company’s named executive officers. Upon the consummation of the Transactions, the Transaction Bonus Plan provides for the payment by the Company to certain of its employees of cash bonuses in an aggregate amount not to exceed $1,119,000, with the individual amounts of such cash bonuses and the employees selected for participation in such Transaction Bonus Plan to be determined by the Board of Directors in its reasonable discretion.

Under the Transaction Bonus Plan, the cash bonus payments to each of the Company’s named executive officers shall be as follows:

Name	Position	Bonus Amount

Leslie A. Blodgett	Chief Executive Officer	$125,655
Myles B. McCormick	Chief Operating Officer Chief Financial Officer Executive Vice President	$90,940
Simon P. Cowell	Senior Vice President of Global Marketing and Brand	$57,920

To receive a bonus under the Transaction Bonus Plan, designated employees must remain continuously employed by the Company or a subsidiary of the Company until the date the cash bonus payments are paid under the Transaction Bonus Plan.

If any payment under the Transaction Bonus Plan would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986 (as amended from time to time) (the “Code”) and would be subject to the excise tax imposed by Section 4999 of the Code, then such payment would be reduced to either (i) the largest portion of the payment that would result in no portion of the payments being subject to such excise tax; or (ii) the largest portion of the payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes and such excise tax (all computed at the highest applicable marginal rate), results in the participant’s receipt, on an after-tax basis, of the greater amount of such payments.

A complete copy of the Transaction Bonus Plan is filed herewith as Exhibit (e)(3) and is incorporated herein by reference. The foregoing description of the terms of the Transaction Bonus Plan does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Existing Employment and Change of Control Arrangements with the Company.

Employment Agreements with Leslie A. Blodgett and Myles B. McCormick

Ms. Blodgett, the Company’s Chief Executive Officer, previously entered into an employment agreement with Bare Escentuals Beauty, Inc., most recently amended and restated on December 19, 2008 (the “Existing LB Employment Agreement”). Myles B. McCormick (“Mr. McCormick”), the Company’s Chief Financial Officer and Chief Operating Officer, previously entered into (i) an employment offer letter with the Company, dated as of December 8, 2004, and (ii) a Severance Rights Agreement with the Company, dated as of December 19, 2008 (collectively, with all amendments and supplements thereto, the “Existing MM Employment Agreements” and, together with the Existing LB Employment Agreement, the “Existing Employment Agreements”). Ms. Blodgett and Mr. McCormick are each referred to as an “Executive Officer” and, collectively, as the “Executive Officers.”

The Existing Employment Agreements provide that, in the event of a change in control (as such term is defined in the Existing Employment Agreements) of the Company, the Executive Officers would receive severance payments in an amount described below if the Company were to terminate his or her employment without cause or he or she were to terminate his or her employment for good reason within 12 months following a change in control. The amount of severance payment to Ms. Blodgett would be equal to her then-current base salary for 18 months, 150% of the bonus she received for the most recently completed bonus year, an additional $7,000 which she may, but is not required to, use to pay the premiums upon converting her Company-provided group life insurance policy into an individual policy, paid in 18 equal monthly installments commencing on the date of such termination (unless applicable tax rules require a delay in payment), and continued contributions to the cost of participation by Ms. Blodgett and her eligible dependents in the Company’s health and welfare plans for up to 18 months following the termination. The amount of severance payment to Mr. McCormick would be equal to a lump sum cash payment equal to 12 months of his then current base salary and 100% of his cash bonus earned in the prior year (unless applicable tax rules require a delay in payment), and continued contributions to the cost of participation by Mr. McCormick and his eligible dependents in the Company’s health and welfare plans for up to 12 months following the termination. If such delay is required, no severance will be made to the executive officers for six months following their termination. Ms. Blodgett will receive a lump sum payment representing the severance payments so deferred after the expiration of such six-month period and remaining installments will be made in accordance with the original schedule. Mr. McCormick will receive his deferred severance payments in a lump sum after the expiration of such six-month period.

Under the terms of the Existing Employment Agreements, in the event of a termination without “cause” or resignation for “good reason” (as such terms are defined under the Existing Employment Agreements) following a change of control, each of the Executive Officer’s unvested Options would become fully vested. If it is determined that any payment or benefit provided to the Executive Officers would result in an excise tax under the golden parachute provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Executive Officers would be entitled to either (i) all the payments and benefits to which he or she is entitled under his or her respective employment agreement without regard to the excise tax so imposed or (ii) an amount of payments and benefits that are reduced such that the excise tax does not apply, whichever maximizes his or her total after-tax payments, as determined by the Company’s independent accountants.

The foregoing description of the Existing Employment Agreements with Ms. Blodgett and Mr. McCormick does not purport to be complete and is qualified in its entirety by reference to the Existing Employment Agreements which were previously filed as Exhibits 10.8, 10.9, 10.10 and 10.12 to the Company’s Form S-1 Registration Statement, filed on June 30, 2006, and are incorporated herein by reference. Further, upon completion of the Offer, the Existing Employment Agreements will be superseded by the LB Employment Agreement and MM Employment Agreement between each of Ms. Blodgett and Mr. McCormick, respectively, and the Company described below under “Proposed Employment and Change of Control Arrangements with the Company.”

Name and Likeness Agreement with Leslie A. Blodgett

Under the Name and Likeness License Agreement entered into between the Company and Ms. Blodgett, dated September 26, 2006 (the “Original License Agreement”), in the event that the Company terminates Ms. Blodgett’s employment without “cause” or she terminates her employment for “good reason,” each as defined in the Existing LB Employment Agreement, Ms. Blodgett’s license to the Company of her image, name and other attributes becomes non- exclusive and Ms. Blodgett will be entitled to receive a 1% royalty on net revenues the Company derives from any of its products or services bearing her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality.

The foregoing description of the Original License Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement which was filed as Exhibit 10.44 to Amendment No. 4 to the Company’s Form S-1 Registration Statement, filed on September 26, 2006, and is incorporated herein by reference. Further, upon completion of the Offer, the Original License Agreement will be superseded by the Amended License

Agreement between Ms. Blodgett and the Company described below under “Proposed Employment and Change of Control Arrangements with the Company.”

Proposed Employment and Change of Control Arrangements with the Company.

Employment Agreement with Leslie A. Blodgett

As a condition to Parent’s willingness to proceed with the Transactions and to ensure continuity in the operation of the Company’s business following completion of the Offer, Parent required that Ms. Blodgett, the Company’s Chief Executive Officer, enter into a new employment agreement with the Company (the “LB Employment Agreement”), dated January 14, 2010. The LB Employment Agreement, which would become effective only upon the consummation of the Offer, would amend, restate and replace in its entirety the Existing LB Employment Agreement. Until a majority of the outstanding Shares (on a fully-diluted basis) have been validly tendered and not withdrawn and Purchaser has accepted such Shares for payment, the Existing LB Employment Agreement will continue in full force and effect.

Pursuant to the terms of the LB Employment Agreement, Ms. Blodgett will serve as Executive Chair and co-principal executive officer of the Company and be a full-time spokesperson for the Company. Ms. Blodgett’s annual base salary will be $700,000, subject to annual cost of living increases as determined by the Board of Directors of Parent, in its sole discretion. Ms. Blodgett will also be eligible for (i) an annual cash bonus at the 100% target level under the Company’s annual bonus plan and (ii) a cash-based long-term incentive award with a target value equal to $3.585 million upon the attainment by the Company of specified performance conditions for fiscal years 2010, 2011 and 2012, with such long-term incentive award to be subject to accelerated vesting and payment upon a change of control of the Company. Ms. Blodgett will also be entitled to a car allowance, fully-paid family health insurance and certain other perquisites commensurate with her position.

The term of Ms. Blodgett’s employment will end on the third anniversary of the purchase of Shares by Purchaser pursuant to the Offer, subject to extension by the mutual written agreement of Ms. Blodgett and the Company. In the event Ms. Blodgett’s employment is terminated due to her death or disability, she or her estate, as applicable, is entitled to receive any earned but unpaid amounts of her base salary, bonus compensation, a pro-rated portion of any bonus she would have earned for the year, the cash value of any accrued but unused vacation and unreimbursed expenses. In the event Ms. Blodgett becomes disabled, the Board of Directors may designate another employee to act in her place during any period of disability and she is entitled to receive her base salary and benefits, less any disability income benefits she receives under the Company’s disability income plan. In addition, if Ms. Blodgett’s death or disability occurs on or after December 31, 2010, Ms. Blodgett shall be entitled to a prorated long-term incentive payment based on the number of full bonus years elapsed in the long-term incentive performance period before Ms. Blodgett’s death or disability.

The LB Employment Agreement provides Ms. Blodgett with certain severance benefits in the event her employment is terminated by the Company other than for “cause” or if she resigns with “good reason,” each as defined in the LB Employment Agreement. In such event, the Company will pay Ms. Blodgett’s accrued base salary through the date of termination, any earned but unpaid bonus, 18 months of her then-current base salary, 150% of the bonus she received for the most recently completed bonus year, the cash value of any accrued but unused vacation, unreimbursed expenses, 18 months of healthcare benefits contributions and a fixed sum to cover life insurance premiums, and, if such termination occurs after December 31, 2010, the long-term incentive award will vest in full and be payable in an amount determined based on (i) with respect to the full fiscal years prior to the termination of Ms. Blodgett’s employment, the actual performance of the Company for such fiscal years and (ii) with respect to the fiscal year in which Ms. Blodgett’s employment is terminated and for each fiscal year thereafter through the end of the long-term incentive award period, the assumed achievement of the target performance conditions for each such fiscal year.

The LB Employment Agreement contains customary nonsolicitation and nondisclosure covenants on the part of Ms. Blodgett.

The foregoing summary is qualified in its entirety by reference to the LB Employment Agreement, a complete copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Employment Agreement with Myles B. McCormick

As a condition to Parent’s willingness to proceed with the Transactions and to ensure continuity in the operation of the Company’s business following completion of the Offer, Parent required that Mr. McCormick, the Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company, enter into a new employment agreement with the Company (the ‘‘MM Employment Agreement”), dated January 14, 2010. The MM Employment Agreement, which would become effective only upon the consummation of the Offer, would amend, restate and replace in their entirety the Existing MM Employment Agreements. Until a majority of the outstanding Shares (on a fully-diluted basis) have been validly tendered and not withdrawn and Purchaser has accepted such Shares for payment, the Existing MM Employment Agreements will continue in full force and effect

Under the terms of the MM Employment Agreement, upon consummation of the Offer, Mr. McCormick will be appointed the Chief Executive Officer of the Company.

Pursuant to the terms of the MM Employment Agreement, Mr. McCormick will perform such duties as are commensurate with his position as Chief Executive Officer. Mr. McCormick’s annual base salary will be $700,000, subject to annual cost of living increases as determined by the Board of Directors, in its sole discretion. Mr. McCormick will also be eligible for (i) an annual cash bonus at the 100% target level under the Company’s annual bonus plan and (ii) a cash-based long-term incentive award with a target value equal to $3.585 million upon the attainment by the Company of specified performance conditions for fiscal years 2010, 2011 and 2012, such long-term incentive award to be subject to accelerated vesting and payment upon a change of control of the Company. Mr. McCormick will also be entitled to a car allowance, fully paid family health insurance and certain other perquisites commensurate with his position.

The term of Mr. McCormick’s employment will end on the third anniversary of the purchase of Shares by Purchaser pursuant to the Offer, subject to extension by the mutual written agreement of Mr. McCormick and the Company. In the event Mr. McCormick’s employment is terminated due to his death or disability, he is entitled to receive any earned but unpaid amounts of his base salary, bonus compensation, a pro-rated portion of any bonus he would have earned for the year, the cash value of any accrued but unused vacation and unreimbursed expenses. In the event Mr. McCormick becomes disabled, the Board of Directors may designate another employee to act in his place during any period of disability and he is entitled to receive his base salary and benefits, less any disability income benefits he receives under the Company’s disability income plan. In addition, if Mr. McCormick’s death or disability occurs on or after December 31, 2010, Mr. McCormick shall be entitled to a prorated long-term incentive payment based on the number of full bonus years elapsed in the long-term incentive performance period before Mr. McCormick’s death or disability.

The MM Employment Agreement provides Mr. McCormick with certain severance benefits in the event his employment is terminated by the Company other than for “cause” or if he resigns with “good reason,” each as defined in the MM Employment Agreement. The Company will pay Mr. McCormick’s accrued base salary through the date of termination, any earned but unpaid bonus, 18 months of his then-current base salary, 150% of the bonus he received for the most recently completed bonus year, the cash value of any accrued but unused vacation, unreimbursed expenses, 18 months of healthcare benefits contributions and a fixed sum to cover life insurance premiums, and, if such termination occurs after December 31, 2010, the long-term incentive award will vest in full and be payable in an amount determined based on (i) with respect to the full fiscal years prior to the termination of Mr. McCormick’s employment, the actual performance of the Company for such fiscal years and (ii) with respect to the fiscal year in which Mr. McCormick’s employment is terminated and for each fiscal year thereafter through the end of the long-term incentive award period, the assumed achievement of the target performance conditions for each such fiscal year.

The MM Employment Agreement contains customary nonsolicitation and nondisclosure covenants on the part of Mr. McCormick.

The foregoing summary is qualified in its entirety by reference to the MM Employment Agreement, a complete copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Amended and Restated Name And Likeness License Agreement

As a condition to Parent’s willingness to proceed with the Transactions on January 14, 2010, concurrently with the execution of the Merger Agreement, the Company entered into an Amended and Restated Name and Likeness License Agreement (the “New License Agreement”) with Ms. Blodgett. The New License Agreement, which would become effective only upon the consummation of the Offer, would amend, restate and replace in its entirety the Original License Agreement. Until a majority of the outstanding shares of common stock of the Company (on a fully-diluted basis) have been validly tendered and not withdrawn and Purchaser has accepted these shares for payment, the Original License Agreement will continue in full force and effect.

Pursuant to the Original License Agreement, Ms. Blodgett granted the Company an exclusive, worldwide license to use her name, likeness, image, voice, signature, photograph (collectively, the ‘‘Property”) and other elements or attributes of her persona, identity or personality for its products and services. When the New License Agreement becomes effective, the Company’s license will not extend to elements or attributes of her persona, identity or personality other than the Property. The license will continue to be royalty-free and perpetual under the New License Agreement, except as described in the New License Agreement.

Pursuant to the New License Agreement, the Company will continue to have the exclusive right to use the Property in a manner substantially consistent with the quality, style and image of the existing licensed marks before completion of the Offer or as may be consented to by Ms. Blodgett. Ms. Blodgett (or her legal representative, heirs or estate) may terminate the New License Agreement upon at least 180 days prior written notice at any time beginning three (3) years after Ms. Blodgett ceases to serve as an officer of the Company having a general management role, provided that such termination shall not in any event become effective before the fifth anniversary of the closing of the Offer.

Under the New License Agreement, following the termination of Ms. Blodgett’s employment with the Company for any reason, Ms. Blodgett will be permitted to use the Property and other attributes of her persona, identity and personality to engage in other business activities and to endorse products that do not compete with the Company’s products and are not materially inconsistent with the brand image of, and goodwill associated with, the Company’s products that use the Property. If Ms. Blodgett’s employment with the Company terminates without “cause” or by Ms. Blodgett for “good reason,” each as defined in the LB Employment Agreement, Ms. Blodgett would receive a royalty based on those products and services that bear the licensed marks and on which the Company has generated positive net revenue.

The foregoing summary is qualified in its entirety by reference to the New License Agreement, a complete copy of which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors.

The Merger Agreement provides that, at the time Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), Purchaser shall be entitled to designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Parent or Purchaser or any affiliate of Purchaser (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. Promptly following a request from Purchaser, the Company has agreed to use reasonable best efforts to cause Purchaser’s designees to be elected or appointed to the Board of Directors, including seeking and accepting resignations of incumbent directors and/or increasing the size of the Board of Directors. From and after the Acceptance Time, to the extent requested by Purchaser, the Company shall also use reasonable best efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on (i) each committee of the Board of Directors and (ii) the board of directors of each of the Company’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Purchaser represent on the Board of Directors.

The Merger Agreement provides that, until the Effective Time, the Board of Directors will have at least two directors who (i) were directors on January 14, 2010 and (ii) are independent directors for purposes of the continuing listing requirements of NASDAQ (such directors, the ‘‘Independent Directors”). In addition, the remaining Independent Directors shall be permitted to appoint an alternate Independent Director in the event of death, disability or resignation of an Independent Director, each of whom shall, following such appointment to the Board of Directors, be deemed to be an Independent Director.

The Merger Agreement provides that, following the election or appointment of Purchaser’s designees to the Board of Directors pursuant to the terms of the Merger Agreement and until the Effective Time, each of the following actions may be effected only if such action is approved by a majority of such Independent Directors: (i) action by the Company with respect to any amendment or modification of the Merger Agreement, the certificate of incorporation or bylaws of the Company; (ii) termination of the Merger Agreement by the Company; or (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, or any waiver of compliance with any condition or agreement contained in the Merger Agreement for the benefit of the Company or any of the Company’s rights under the Merger Agreement.

(b)	Arrangements with Parent and Purchaser.

Merger Agreement.

The summary of the Merger Agreement contained in Section 10 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Contribution Agreement

As a condition to Parent’s willingness to proceed with the Transactions, Ms. Blodgett and a trust affiliated with Ms. Blodgett entered into a Contribution Agreement with Parent, Shiseido Americas Corporation, a Delaware corporation, Holdings and Purchaser (the ‘‘Contribution Agreement”), dated January 14, 2010, relating to the Shares beneficially owned by Ms. Blodgett and her affiliated trust (representing approximately 6.1% of the outstanding Shares as of January 13, 2010). Pursuant to the terms of the Contribution Agreement, Ms. Blodgett and her affiliated trust agreed, among other things, (i) not to tender or cause to be tendered in the Offer, any Shares, (ii) immediately following the acceptance of Shares by Purchaser for payment pursuant to the Offer, to contribute a portion of the Shares to Holdings in exchange for membership interests in Holdings and a cash distribution from Holdings, (iii) that the remaining portion of the Shares beneficially owned by Ms. Blodgett and her affiliated trust would be converted into the right to receive the Per Share Amount pursuant to the Merger, and (iv) to vote (x) against any action, agreement (other than the Merger Agreement and the Transactions) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (y) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Ms. Blodgett and her affiliated trust also granted to Parent an irrevocable proxy with respect to the voting of the Shares beneficially owned by them solely in relation to those matters set forth, and in the manner described, in the preceding sentence, upon the terms and subject to the conditions set forth in the Contribution Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent will be revoked automatically upon termination of the Contribution Agreement.

Each of Ms. Blodgett and her affiliated trust also agreed that they would not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement); provided, however, that none of the foregoing obligations would prevent Ms. Blodgett, in her capacity as a director or executive officer of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of Ms. Blodgett and her affiliated trust also agreed that they would, and would direct their representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal (as defined in the Merger Agreement). In addition, each of Ms. Blodgett and her affiliated trust agreed to advise Parent promptly orally and in writing after the receipt of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

The Contribution Agreement and the obligations of Ms. Blodgett and her affiliated trust thereunder will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement. In addition, Ms. Blodgett and her affiliated trust will have the right to terminate the Contribution Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted pursuant to the Merger Agreement.

The cash distribution to which Ms. Blodgett’s affiliated trust is entitled pursuant to the Contribution Agreement, $44,966,496, together with the $16,193,049 that Ms. Blodgett will receive in the Merger for Shares that she will not contribute to Holdings pursuant to the Contribution Agreement, represents the amount of cash that Ms. Blodgett and her affiliated trust would have been entitled to receive if they had tendered approximately 60% of the Shares beneficially owned by them as of the date of the Contribution Agreement. As noted above, Ms. Blodgett’s affiliated trust will also receive three units (each, a “Unit” and, collectively, the “Units”) in Holdings as a result of its contribution of Shares pursuant to the Contribution Agreement. The Units are non-voting, economic interests.

Pursuant to the terms of the form of Amended and Restated Limited Liability Company Agreement of Holdings (the “LLC Agreement”), one Unit will be redeemed by Holdings following each of the three anniversaries of the closing of the contribution, for a price equal to the sum of (1) $13,591,010 (the “Unit Contribution Amount”), which represents one-third of the amount of cash Ms. Blodgett’s affiliated trust would have received if it had tendered all of the Shares contributed to Holdings, (2) a guaranteed return on the Unit Contribution Amount for each outstanding Unit at a rate of 4% per annum for the prior year and (3) an additional amount based in part on the amount the consolidated earnings before interest, tax, depreciation and amortization (“EBITDA“) of the Company exceeds certain thresholds separately agreed between Holdings and Ms. Blodgett.

In addition, one third of the outstanding Units will be automatically redeemed upon the termination of Ms. Blodgett’s employment by the Company without Cause (as defined in the LB Employment Agreement) or by Ms. Blodgett with Good Reason (as defined in the LB Employment Agreement), upon a change of control of the Company following the Merger or at Ms. Blodgett’s option following a change of control of Parent. The redemption price for each Unit will be equal to the sum of (1) the Unit Contribution Amount, (2) a guaranteed return of 4% per annum on the Unit Contribution Amount since the last anniversary of the contribution, and (3) an additional pro-rated amount based in part on the amount the Company’s EBITDA exceeds certain thresholds separately agreed between Holdings and Ms. Blodgett. The LLC Agreement further provides that if, at any time prior to the redemption of all outstanding Units, Ms. Blodgett’s employment with the Company is terminated by the Company for Cause or by Ms. Blodgett without Good Reason, the Company will redeem any outstanding Units following the tenth anniversary of such termination for a price per Unit equal to the Unit Contribution Amount. Neither the guaranteed return nor any additional amount calculated based on the Company’s EBITDA will be paid if Ms. Blodgett’s employment with the Company is terminated by the Company for Cause or by Ms. Blodgett without Good Reason.

The following is a summary of certain provisions of the Contribution Agreement, including the form of LLC Agreement and the form of Limited Guarantee attached thereto. This summary is qualified in its entirety by reference to the Contribution Agreement, including the form of LLC Agreement and the form of Limited Guarantee attached thereto, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Support Agreement

On January 14, 2010, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership, Berkshire Investors LLC and Berkshire Partners LLC (collectively, the “Berkshire Entities”) entered into a Stockholders Support Agreement (the “Stockholders Support Agreement”) with Parent and Purchaser relating to all Shares beneficially owned by the Berkshire Entities and over which they have the sole power to vote and sell (representing approximately 16% of the outstanding Shares as of January 14, 2010), together with any other Shares as to which the Berkshire Entities have the sole power to vote that are acquired by the Berkshire Entities during the term of the Stockholders Support Agreement. Pursuant to the Stockholders Support Agreement, each of the Berkshire Entities agreed, among other things (i) to tender or cause to be tendered in the Offer all Shares, (ii) not to withdraw, or cause to be withdrawn, such Shares prior to the termination of the Offer or the Stockholders Support Agreement and (iii) to vote (x) against any action, agreement (other than the Merger Agreement and the transactions contemplated thereby) or proposal that would result in a breach of any representation or warranty, covenant or other obligation of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled and (y) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement that are voted on by the stockholders of the Company. Each of the Berkshire Entities also granted to Parent an irrevocable proxy with respect to the voting of the Shares solely in relation to those matters set forth, and in the manner described, in the preceding subsection (iii), upon the terms and subject to the conditions set forth in the Stockholders Support Agreement. Notwithstanding the foregoing sentence, the proxy granted to Parent shall be revoked automatically upon termination of the Stockholders Support Agreement.

Each of the Berkshire Entities also agreed with Parent and Purchaser that it would not, directly or indirectly, through any officer, director, agent or otherwise, (i) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal; provided, however, that none of the foregoing obligations would prevent any equityholder of any Berkshire Entity, in his capacity as an officer or a director of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each of the Berkshire Entities also agreed with Parent that it would, and would direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, each of the Berkshire Entities has agreed to advise Parent promptly orally and in writing after the receipt by any Berkshire Entity or its representatives (in any capacity other than as a director of the Company) of (i) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (ii) any changes in any such Takeover Proposal or request.

The Stockholders Support Agreement and the obligations of the Berkshire Entities thereunder will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement. In addition, each Berkshire Entity shall have the right to terminate the Stockholders Support Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted pursuant to the Merger Agreement.

This summary is qualified in its entirety by reference to the Stockholders Support Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Confidentiality Agreements

The Company and Parent entered into a mutual confidentiality agreement on September 17, 2009 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of Purchaser and the Company agreed, among other things, for a period of two years following the execution of the Confidentiality Agreement, to keep confidential information furnished to it and its representatives by or on behalf of the other party and to use such information only for the purpose of evaluating a transaction between the parties. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed herewith as Exhibit (e)(9) and is incorporated herein by reference.

In addition, the Company and Parent entered into a supplemental mutual confidentiality agreement on December 21, 2009 (the “Supplemental Confidentiality Agreement”). All terms of the Confidentiality Agreement remain in full force and effect, except as amended by the Supplemental Confidentiality Agreement, Under the terms of the Supplemental Confidentiality Agreement, each of the Company and Parent agreed to furnish competitively-sensitive information to designated individuals affiliated with the other party for due diligence and integration planning purposes. As a condition to being furnished such competitively-sensitive information of the other party, in the Supplemental Confidentiality Agreement, each of Purchaser and the Company agreed, among other things, for a period of three years following the execution of the Supplemental Confidentiality Agreement, to keep confidential information provided pursuant to the Supplemental Confidentiality Agreement and to use such information only for the purposes specified therein. The foregoing summary is qualified in its entirety by reference to the complete text of the Supplemental Confidentiality Agreement, which is filed herewith as Exhibit (e)(10) and is incorporated herein by reference.

(c)	Effects of the Merger on Dividend Policy

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, the Company will not, without the prior written consent of Purchaser, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or split, combine, subdivide or reclassify any shares of its capital stock. Parent does not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Shares. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following January 14, 2010.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company’s Board of Directors

At a meeting of the Board of Directors held on January 14, 2010, the Board of Directors: (i) resolved by unanimous vote of those directors present at the meeting (excluding one director who was unable to attend the meeting due to his travel schedule) to recommend that holders of Shares tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement and (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger. Accordingly, and for the other reasons described in more detail below, the Board of Directors recommends, by the unanimous vote of those present at the meeting of the Board of Directors called for that purpose, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

After the U.S. stock market closed on January 14, 2010, the parties executed the Merger Agreement and the Company and Parent issued a joint press release announcing the transaction.

(b)	Background

The Board of Directors of the Company, together with senior management and the Company’s advisors, has periodically reviewed and considered various strategic opportunities available to the Company, including whether the continued execution of the Company’s strategy as a stand-alone company or the possible sale of the Company to, or a combination of the Company with, a third party offered the best avenue to maximize stockholder value.

Over the past three years, the Company has received several inquiries and has engaged in discussions regarding potential acquisitions of the Company with several interested parties, including inquiries from and discussions with the potential bidders identified below. In October 2008, in connection with an inquiry from Strategic Bidder 1 from the 2009 process described below and in an effort to consider all options to maximize stockholder value as a result of the depressed stock price of the Company’s Common Stock, the Company engaged Goldman, Sachs & Co.

(“Goldman Sachs”) to advise the Board of Directors in respect of strategic alternatives, including potential acquisitions, dispositions, recapitalizations and share repurchases. After deliberations by the Board of Directors, Goldman Sachs, at the request of the Board of Directors, contacted selected parties identified by the Board of Directors and Goldman Sachs as the entities with the highest likelihood of interest in a potential acquisition of the Company.

During this period and at the Board’s request, representatives of Goldman Sachs contacted five parties in addition to Strategic Bidder 1 to discuss the possibility of an acquisition or strategic transaction involving the Company and to gauge the interest of these parties in discussions concerning the possible sale of the Company. All of the parties approached by Goldman Sachs at the Board’s request were strategic parties. Given the state of the credit markets at the time, the Board of Directors and its advisors came to the conclusion that no financial buyer would be able to come up with a capital structure that would allow for a compelling value for the Company’s stockholders (based on the Company’s EBITDA and resulting levels of leverage that could have been supported). Two of these parties expressed interest in a possible acquisition of, or similar transaction with, the Company, in addition to Strategic Bidder 1, and each of these two parties and Strategic Bidder 1 signed a confidentiality agreement relating to a possible transaction with the Company. In October through December 2008, Strategic Bidder 1 and one of the other parties that had signed a confidentiality agreement engaged in a formal process in which each received confidential information from the Company and was asked to submit indications of interest for the possible acquisition of the Company.

During this process, Strategic Bidder 1 continued to express its interest in an acquisition of the Company. In response to Strategic Bidder 1’s expression of interest, Leslie M. Blodgett, the Company’s Chief Executive Officer, and a representative from Goldman Sachs met with senior executives of Strategic Bidder 1, including the Chief Executive Officer, on November 26, 2008 in San Francisco, California.

On December 2, 2008, Strategic Bidder 1 submitted a preliminary indication of interest for a transaction that would not be structured as an all-cash deal with a price range of $6.85 to $7.89 per share. The price range submitted by Strategic Bidder 1 for the acquisition of the Company was viewed by the Board of Directors as inadequate, which the Board of Directors authorized Goldman Sachs to communicate to Strategic Bidder 1 and its advisors. Strategic Bidder 1 thereafter communicated that it would not proceed further with its due diligence review of the Company nor submit a revised bid.

In December 2008, the Board of Directors determined to terminate the sale process given the lack of interest of the contacted parties, the price range submitted by Strategic Bidder 1 in its initial indication of interest and the Company’s confidence in its ability to execute on its strategic plan for 2009.

In connection with the 2008 process, the Board of Directors, recognizing that the process could require frequent interaction between and among management, the Company’s legal and financial advisors and members of the Board of Directors without significant advance notice, resolved to form an ad hoc committee (the “Strategic Advisory Committee”) comprised of three independent directors, Ross M. Jones, Lea Anne S. Ottinger and Karen M. Rose. The Strategic Advisory Committee was granted the authority to interact with management and the Company’s financial advisors (both formally, via a scheduled Committee meeting, and informally, through direct communications) regarding the 2008 process and negotiation strategies. The full Board remained responsible for significant deliberations regarding, and ultimate approval of, any transaction that materialized.

On August 5, 2009, financial advisors to Shiseido Company, Limited (“Shiseido”) contacted Mr. Jones and Ms. Blodgett to indicate that Shiseido would be submitting a letter of interest in relation to acquiring the Company. On August 7, 2009, the Company received a letter of interest from Shiseido indicating that Shiseido would be interested in acquiring the Company at a price range of $13 to $14 per share in cash, representing a premium of 47 to 58% to the closing stock price on August 4, 2009. The August letter from Shiseido indicated that its offer would not be subject to any financing condition, but was subject to customary due diligence.

At a special meeting of the Board of Directors held by telephone on August 12, 2009, the Board of Directors discussed and evaluated Shiseido’s expression of interest, together with Goldman Sachs and the Company’s outside legal counsel, Ropes & Gray LLP (“Ropes & Gray”). The Board of Directors also discussed with Goldman Sachs an overview of Shiseido, its financial profile and its acquisition history. At the request of the Board of Directors, Ropes & Gray led the Board through a discussion of its fiduciary duties with regard to change of control transactions. Following deliberation, the Board authorized Goldman Sachs to further explore Shiseido’s proposal but to communicate to Shiseido’s financial advisors that the proposed price at which Shiseido had expressed an interest in pursuing a possible acquisition would likely be viewed by the Board of Directors as inadequate.

At the August 2009 meeting, the Board of Directors re-established the Strategic Advisory Committee comprised of three independent directors, Mr. Jones, Ms. Ottinger and Ms. Rose. As in the 2008 process, the Strategic Advisory Committee was granted the authority to interact with management and the Company’s financial advisors (both formally, via a scheduled Strategic Advisory Committee meeting, and informally, through direct communications) regarding the current process and negotiation strategies. The full Board of Directors remained responsible for significant deliberations regarding, and ultimate approval of, any transaction that materialized.

Between August 14 and 17, 2009, Goldman Sachs and Shiseido’s financial advisors held several discussions regarding the Board of Directors’ reaction to Shiseido’s preliminary indication of interest. Goldman Sachs communicated to Shiseido’s advisors that the Board of Directors viewed the price at which Shiseido indicated an interest in pursuing an acquisition to be in all likelihood too low to garner the support of the Board of Directors.

On August 25, 2009, Shiseido’s financial advisors communicated to Goldman Sachs Shiseido’s desire for a meeting with the Company’s senior management before they would consider revising the previous indication of interest. After consultation with the Strategic Advisory Committee, the Company agreed to schedule an in-person meeting with the understanding that the purpose of the meeting was to permit Shiseido to determine whether it would have an interest in pursuing discussions at a higher price.

The Board of Directors held a regularly scheduled meeting on September 16, 2009. During that meeting, the Board of Directors was made aware of the meeting between representatives of Shiseido and Ms. Blodgett and Mr. Myles McCormick, the Chief Financial Officer / Chief Operating Officer of the Company, scheduled for September 18, 2009.

On September 17, 2009, the Company and Shiseido signed a mutual confidentiality agreement.

On September 18, 2009, representatives of Shiseido, including the CEO, Head of International and M&A Representative, met with Ms. Blodgett and Mr. McCormick in San Francisco, California. During this meeting, Ms. Blodgett and Mr. McCormick provided an overview of the Company and other corporate information. Also during this meeting, the Shiseido representatives provided an overview of Shiseido’s business and other corporate information. The Shiseido representatives also reiterated that Shiseido was interested in a potential acquisition of the Company.

On October 12, 2009, Shiseido’s financial advisors contacted Goldman Sachs to communicate a revised oral indication of interest in acquiring the Company at a price of up to $18 per share, subject to completion of a comprehensive due diligence review of the Company.

After receipt of the revised proposal, the Strategic Advisory Committee reviewed and discussed the revised indication of interest with Goldman Sachs. Following deliberation, the Strategic Advisory Committee instructed Goldman Sachs to communicate to Shiseido’s financial advisors that a price of “up to $18 per share” was too imprecise for meaningful evaluation by the Board of Directors. In addition, the Strategic Advisory Committee determined that providing Shiseido with limited additional financial data might facilitate an indication of interest with a more defined valuation range.

In late October 2009, the Company provided additional financial information to Shiseido, including the management plan, upside opportunities and a distribution analysis. In addition, limited calls were held between representatives of Shiseido and its advisors and management of the Company and Goldman Sachs to discuss the limited financial information provided to Shiseido.

On November 6, 2009, Shiseido’s financial advisors contacted Goldman Sachs to communicate a revised oral indication of interest in acquiring the Company at a price range of $16.50 to $18.50 per share, with a proposed timeline for entering into a definitive acquisition agreement with the Company within 45 days.

The Strategic Advisory Committee met by telephone on November 8, 2009. The meeting also included representatives from Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with Shiseido’s advisors.

On November 10, 2009, the Board of Directors met telephonically. The meeting also included representatives of Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Board of Directors on the status of discussions with Shiseido. The Board of Directors discussed whether it would now be appropriate to reach out to other parties that might be interested in a possible acquisition of the Company. The Board of Directors discussed with Goldman Sachs a number of potential parties, including the merits of contacting such parties. The Board of Directors then discussed the possibility that Shiseido might attempt again and more strongly to demand pre-signing negotiation exclusivity and the circumstances under which it would be appropriate for the Company to grant such a request. Based on these discussions, the Board of Directors was concerned that there was a significant risk that Shiseido might decline to pursue an acquisition of the Company if the Company conducted a multi-party auction. The Board of Directors also considered that supplying confidential information to strategic competitors had the potential not only to suppress Shiseido’s interest in an acquisition of the Company but also give competitors valuable competitive and strategic information. Moreover, the Board of Directors weighed the likelihood of any benefit of a multi-party auction process against the significant risk of potential distraction for the Company’s management from the Company’s business. As a result, the Board of Directors determined that there was significant risk to the Company’s business and to the process with Shiseido if Goldman Sachs were to contact additional parties to inquire about their level of interest in participating in the current sale process. After further discussion, the Board of Directors instructed management and Goldman Sachs to continue negotiations and the due diligence process with Shiseido to work toward a potential agreement over a 45-day diligence period at or above the high end of Shiseido’s revised indication.

On or about November 11, 2009, representatives of Strategic Bidder 1 contacted representatives of Goldman Sachs to discuss its interest in a possible acquisition of the Company.

The Strategic Advisory Committee met by telephone on November 11, 2009. The meeting also included representatives from Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Strategic Advisory Committee on the interest expressed by Strategic Bidder 1 in a possible acquisition of the Company. The Strategic Advisory Committee authorized Goldman Sachs to have further discussions with Strategic Bidder 1 and allow Strategic Bidder 1 to initiate diligence subject to the confirmation of certain criteria in relation to price, the form of consideration and timing of a potential acquisition.

On November 12, 2009, at the request of the Board of Directors, Goldman Sachs communicated to Shiseido’s financial advisors that the Company would be willing to provide Shiseido and its advisors the opportunity to conduct detailed due diligence and explore whether a transaction could be completed at or above the high end of Shiseido’s revised indication.

On November 13, 2009, representatives of Goldman Sachs contacted Strategic Bidder 1 to discuss its interest in the Company, the timing and process. Strategic Bidder 1 confirmed its interest in acquiring the Company and an ability and willingness to enter into a definitive merger agreement within 45 days. Strategic Bidder 1 also acknowledged the other key criteria identified by Goldman Sachs at the request of the Strategic Advisory Committee.

On November 15, 2009, Shiseido’s financial advisors sent a detailed due diligence request list to Goldman Sachs and the Company began preparing an electronic data room.

The Strategic Advisory Committee met by telephone on each of November 15 and November 18, 2009. Each meeting also included representatives from Goldman Sachs and Ropes & Gray. At each meeting, Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with Shiseido’s advisors and Strategic Bidder 1.

Representatives and advisors of Shiseido were given access to the electronic data room on November 21, 2009. Beginning on that date, representatives and advisors of Shiseido reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous telephonic meetings with representatives of Shiseido in connection with Shiseido’s due diligence review of the Company.

After negotiation, the Company and Strategic Bidder 1 entered into an amended and restated mutual confidentiality agreement on November 23, 2009. Representatives and advisors of Strategic Bidder 1 were given access to the electronic data room on November 23, 2009. Beginning on that date, representatives and advisors of Strategic Bidder 1 reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous telephonic meetings with representatives of Strategic Bidder 1 in connection with Strategic Bidder 1’s due diligence review of the Company.

The Strategic Advisory Committee met by telephone on November 24, 2009. The meeting also included representatives from Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with Shiseido’s advisors and Strategic Bidder 1.

The Board of Directors held a regularly scheduled meeting on December 1, 2009. During this meeting, the Board of Directors discussed with representatives of Goldman Sachs and Ropes & Gray the status of discussions with Shiseido and Strategic Bidder 1. At the Board’s request, Ropes & Gray then provided the Board of Directors with another overview of its fiduciary duties regarding change of control transactions. The Board of Directors then engaged in a detailed discussion concerning the indications of interest and activity levels of Shiseido and Strategic Bidder 1. The members of the Board of Directors discussed the advantages and disadvantages of a potential transaction with either Shiseido or Strategic Bidder 1 versus continuing as a stand-alone company and possible future stock prices of the Company’s Common Stock as well as engaging in a strategic alternative, including a recapitalization or a share repurchase. The Board also extensively discussed the preliminary financial analysis performed by Goldman Sachs in relation to the indications of interest and proposals from Shiseido and Strategic Bidder 1. The Board of Directors instructed Goldman Sachs and the Company’s senior management to continue to provide due diligence information to Shiseido and Strategic Bidder 1, both through written materials and in-person meetings or calls, to enable Shiseido and Strategic Bidder 1 to refine and/or prepare indications of interest. The Board of Directors also instructed Ropes & Gray to prepare a form of Merger Agreement with the assistance of the Company’s senior management to provide to Shiseido and Strategic Bidder 1 after a series of in-person diligence meetings.

During this period, representatives of Goldman Sachs communicated to Shiseido that there was another party interested in an acquisition of the Company.

On December 2, 2009, representatives of Shiseido, along with Company management and a representative of Goldman Sachs, visited the Company’s distribution center in Ohio.

On December 3, 4 and 5, 2009, senior management of the Company, along with Goldman Sachs and the Company’s outside legal counsel, held in-person due diligence meetings in San Francisco, California with senior management of Shiseido and its financial, strategic, legal and accounting advisors. During these meetings, the Company provided Shiseido with detailed information, including a review of the Company’s strategy, operations and financial performance.

On December 7, 2009, senior management of the Company, along with Goldman Sachs and the Company’s outside legal counsel, held in-person due diligence meetings in San Francisco, California with senior management of Strategic Bidder 1 and its financial, legal and accounting advisors. During these meetings, the Company provided Strategic Bidder 1 with detailed information, including a review of the Company’s strategy, operations and financial performance.

On December 10, 2009, representatives and advisors of Strategic Bidder 1, along with Company management and a representative of Goldman Sachs, visited the Company’s distribution center in Ohio.

The Strategic Advisory Committee met by telephone on each of December 8, 9 and 13. Each meeting also included representatives from Goldman Sachs and Ropes & Gray. On each occasion, Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with and the activity levels of Shiseido and Strategic Bidder 1. During these meetings, the Strategic Advisory Committee discussed with Goldman Sachs and Ropes & Gray the timeline for the transaction process. The Strategic Advisory Committee and the Company were concerned about the risks to the business of the Company of a protracted auction and potential leaks regarding the process. At the direction of the Strategic Advisory Committee, Goldman Sachs reiterated the timeline for the process (to get to a signed definitive agreement by early January) to Shiseido and Strategic Bidder 1.

On December 14, 2009, Ms. Blodgett and Mr. McCormick, along with representatives of Goldman Sachs, met with the Chief Executive Officer and several senior executives of Strategic Bidder 1. On December 15, 2009, Mr. McCormick together with representatives from Goldman Sachs and Ropes & Gray met with representatives of Strategic Bidder 1 to discuss certain operational information of the Company.

On December 15, 2009, the Company provided Shiseido and Strategic Bidder 1 with the Company’s proposed form of Merger Agreement. On December 17, 2009, Goldman Sachs sent a letter to Shiseido and Strategic Bidder 1 (the “Process Letter”) which provided each party with guidelines with respect to timing and procedures for submitting a definitive written proposal for an acquisition of 100% of the outstanding capital stock of the Company (a “Final Proposal”) on December 28, 2009, consistent with the timeline that had been communicated both to Shiseido and Strategic Bidder 1. The Process Letter emphasized that a Final Proposal should represent the bidder’s best and final offer, should include the bidder’s proposed revisions to the Merger Agreement, and that the bidder should not assume that it would have an opportunity to modify the Final Proposal, whether to re-bid at a higher purchase price or to modify other terms and conditions in the Final Proposal. In addition, Goldman Sachs reminded both Shiseido and Strategic Bidder 1 that they were participating in a competitive process.

On December 17 through 19, 2009, at the invitation of Shiseido, Ms. Blodgett, Mr. McCormick and one other member of the Company’s management team together with a representative of Goldman Sachs traveled to Japan to visit certain facilities of Shiseido and to discuss the potential acquisition of the Company by Shiseido.

The Strategic Advisory Committee met by telephone on December 23, 2009. The meeting also included representatives from Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with and due diligence process by Shiseido’s advisors and Strategic Bidder 1. The Committee was informed that Shiseido was moving ahead aggressively whereas Strategic Bidder 1 ’s activity levels were falling and signaling a lower probability of making a proposal.

On December 23, 2009, Strategic Bidder 1 indicated to representatives of Goldman Sachs that it would not submit a Final Proposal or further participate in a process in relation to a possible acquisition of the Company. Goldman Sachs thereafter communicated that information to the Strategic Advisory Committee.

Also on December 23, 2009, the Company entered into a second confidentiality agreement with Shiseido, which governed access by Shiseido to certain sensitive information relating to the Company’s business, after it was determined that Shiseido was far enough along in the process to warrant giving Shiseido and its advisors access, on a restricted basis, to certain highly sensitive information. Thereafter the Company provided certain additional information to Shiseido.

On December 26, 2009, Shiseido’s financial advisors called Goldman Sachs to indicate that Shiseido’s offer to acquire the Company was $18 per share in cash.

The Strategic Advisory Committee met by telephone on December 26, 2009. The meeting also included representatives from Goldman Sachs and Ropes & Gray. Goldman Sachs updated the Strategic Advisory Committee on the status of the conversations with Shiseido’s advisors; Goldman Sachs also reviewed with the Strategic Advisory Committee the conversation with Strategic Bidder 1 on December 23.

On December 28, 2009, Shiseido’s financial advisors submitted to Goldman Sachs and Ropes & Gray the written offer of Shiseido for an acquisition of the Company, including Shiseido’s revisions to the form of Merger Agreement. Shiseido indicated that its proposal, including the proposed purchase price, was conditioned on final confirmatory due diligence, the negotiation and execution of a stockholder support agreement with Berkshire Partners LLC and certain of its affiliated entities (collectively, the “Berkshire Entities”), execution of an agreement with Ms. Blodgett pursuant to which she would receive cash for a portion of her shares and continue to hold an indirect interest in the Company for three years, execution of employment agreements with key employees and other customary closing conditions, including all necessary regulatory approvals. Shiseido’s proposal contemplated a transaction structure in which a wholly-owned subsidiary of Shiseido would commence a tender offer for all outstanding common stock of the Company for a purchase price of $18 per share, which represented a premium of 44% to the closing stock price on December 24, 2009. Shiseido indicated that its offer was not subject to any financing contingency. On December 28, 2009, a member of Shiseido’s board of directors called Ms. Blodgett to further discuss the terms set forth in Shiseido’s offer.

On December 29, 2009, the Strategic Advisory Committee held a meeting by telephone with representatives of Ropes & Gray and Goldman Sachs at which they discussed the December 28 proposal from Shiseido and the key contractual terms based on Shiseido’s mark-up of the Merger Agreement.

In advance of the next scheduled Board meeting, the Strategic Advisory Committee solicited the reaction of Ms. Blodgett to Shiseido’s proposal that she not receive cash for all of her shares and that she enter into a new employment agreement. Ms. Blodgett indicated that she would prefer all cash for her Shares, with no contribution of her shares for a continuing indirect interest in the Company.

On December 31, 2009, the Board of Directors held a special meeting by telephone, which was also attended by representatives of Goldman Sachs and Ropes & Gray. At the request of the Board, representatives of Goldman Sachs and Ropes & Gray gave an overview of the offer received from Shiseido. At the request of the Board, Mr. McCormick also provided a report to the Board concerning the projected results for the fiscal year end. The Board of Directors, Goldman Sachs and Ropes & Gray then deliberated concerning appropriate responses to Shiseido and the relative merits of an acquisition by Shiseido, as compared to continuing to operate the Company as a stand-alone company. The Board of Directors and Ropes & Gray discussed certain key issues to be resolved in the Merger Agreement, including (i) the price per share, (ii) the transaction structure, (iii) the size of the termination fee and situations in which it would be payable, (iv) the terms of the no-solicitation provision and related contractual “match right” requested by Shiseido, (v) certain employment-related conditions to closing and (vi) the contribution arrangement proposed by Shiseido with respect to Ms. Blodgett and shares of the Company’s common stock held by her. Each member of the Board expressed his or her opinion regarding the offer. The Board determined that the Company should proceed to negotiate with Shiseido based upon the proposed offer and attempt to reach agreement with Shiseido, directing Goldman Sachs to negotiate with Shiseido’s advisors in relation to price and the other key points noted above.

On January 1, 2010, Goldman Sachs communicated with the financial advisors to Shiseido in an effort to get Shiseido to increase its offer. In addition, Goldman Sachs discussed with Shiseido’s financial advisors the key contractual terms based on Shiseido’s draft Merger Agreement, as noted above. On January 2, 2010, Shiseido’s financial advisors communicated an oral proposal to Goldman Sachs stating that Shiseido was prepared to pay $18.20 per share in cash to acquire the Company, stating that this was its “last and final” offer for the Company. In addition, Shiseido agreed to accept the Company’s position on several of the key contractual points, including (i) the transaction structure, (ii) the size of the termination fee and (iii) the terms of the no-solicitation provisions and the absence of a contractual “match right.” Shiseido’s financial advisors also communicated to Goldman Sachs that Shiseido would not participate in a transaction that did not involve (x) a continued indirect ownership interest by Ms. Blodgett in the Company and (y) a condition to the Offer relating to her continued ability to perform her obligations as Chief Executive Officer of the Company through the closing of the Offer.

On January 4 and 5, 2010, Ms. Blodgett and Mr. McCormick and Ms. Blodgett’s attorneys, together with Mr. Jones, Chairman of the Board of Directors of the Company, and representatives of Goldman Sachs met with representatives of Shiseido and its legal advisors to discuss the contribution agreement and employment arrangements on which Shiseido had conditioned its willingness to enter into a Merger Agreement with the Company. Ms. Blodgett, Mr. McCormick and Shiseido, together with their respective legal advisors, continued to negotiate the terms and forms of the contribution agreement and employment arrangements over the following week. Over these two days, Shiseido’s financial advisors initiated several telephone calls with Goldman Sachs to discuss Shiseido’s proposals regarding the contribution agreement and employment arrangements with Ms. Blodgett. In addition, during the same period, Shiseido’s financial advisors sent to Goldman Sachs a summary of the proposed contribution of Shares by Ms. Blodgett in return for cash at the Per Share Amount and interests in a limited liability company that is a wholly-owned subsidiary of Shiseido and, after the Merger, would become an intermediate holding company of the Company.

On January 6, 2010, representatives of Shiseido sent to Ropes & Gray a draft Stockholders Support Agreement in relation to shares held by the Berkshire Entities. Because the Stockholders Support Agreement was a condition to Shiseido’s willingness to proceed with the transactions contemplated by the Merger Agreement, the Berkshire Entities were willing to enter into a Stockholders Support Agreement contemporaneously with the execution of the Merger Agreement so long as the Stockholders Support Agreement would terminate in the event that the Merger Agreement were terminated, including upon termination thereof by the Company due to a Superior Proposal (as defined in the Merger Agreement). Shiseido agreed to this provision with the Berkshire Entities and the parties finalized the Stockholders Support Agreement over the next several days.

Between January 6 and 13, 2010, the Company provided additional diligence information in order to permit Shiseido to complete its outstanding due diligence. As part of this final diligence process, the Company provided Shiseido and its advisors with draft disclosure schedules to the Merger Agreement. In addition, the Company and Shiseido and their outside legal advisors continued to negotiate the Merger Agreement during this period.

On January 12, 2010, a member of Shiseido’s board of directors called Ms. Blodgett to discuss outstanding issues relating to the contribution agreement, amendment to the name and likeness agreement, the employment agreements with Ms. Blodgett and Mr. McCormick and the timing of the execution of the transaction documents and public announcement of the transaction.

On January 13, 2010, Ms. Blodgett and Mr. McCormick reached agreement with Shiseido on the terms of their new employment agreements, the amendment to the name and likeness license agreement to be entered into by Ms. Blodgett and the Company and the contribution agreement to be entered into by Ms. Blodgett and Shiseido.

On January 14, 2010, three of the four members of the Compensation Committee (excluding one director who was unable to attend the meeting due to his travel schedule) met by telephone together with representatives from Ropes & Gray to discuss the new employment agreements between the Company and Ms. Blodgett and Mr. McCormick and the contribution agreement between Shiseido and Ms. Blodgett. The Compensation Committee discussed with Ropes & Gray the fact that these agreements were a condition to Shiseido’s willingness to proceed with the transactions contemplated by the Merger Agreement and, while they would be executed contemporaneously with the Merger Agreement (if approved and executed), these agreements would (i) have no effect until the completion of the Offer and (ii) terminate without negative consequence for the Company in the event that the Merger Agreement were terminated. After deliberation, the Compensation Committee approved by unanimous vote of those present the new employment agreements between the Company and Ms. Blodgett and Mr. McCormick and the contribution agreement between Shiseido and Ms. Blodgett.

Later in the day on January 14, 2010, the Board of Directors met and further deliberated concerning a potential sale of the Company to Shiseido. The Company’s legal and financial advisors discussed the communications with Shiseido and its advisors since the previous Board meeting. Representatives of Ropes & Gray gave an overview of the terms of the proposed transaction to the Board and discussed with the Board of Directors the resolution of the key contractual points highlighted at the previous Board meeting. Goldman Sachs presented its financial analysis of the transaction to the Board of Directors and the Board of Directors requested that Goldman Sachs deliver its fairness opinion regarding the proposed transactions. Goldman Sachs delivered an oral opinion to the Board, which was subsequently confirmed by delivery of the opinion in writing that, as of January 14, 2010 and based upon and subject to the factors and assumptions set forth therein, the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Board then engaged in a detailed discussion concerning Shiseido’s offer and whether or not to approve the transaction. The members of the Board discussed the advantages and disadvantages of accepting Shiseido’s offer. The Board also extensively discussed the financial analysis presented by Goldman Sachs. After discussion and deliberation, the directors present at the meeting (excluding one director who was unable to attend the meeting due to his travel schedule) unanimously determined that the Offer and the Merger were fair to, and in the best interests of, the stockholders of the Company, approved the Offer and the Merger, adopted the Merger Agreement, resolved to recommend that the Company’s stockholders tender their Shares in the Offer and authorized management to finalize and execute the Merger Agreement.

Following the close of the U.S. trading markets on the evening of January 14, 2010, the Company and Shiseido executed and delivered the Merger Agreement and related documents and issued a press release announcing the execution of the Merger Agreement.

(c)	Reasons for the Recommendation.

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board of Directors consulted with the Company’s management and its outside legal and financial advisors and, in recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement, the Board of Directors considered a number of factors, including, without limitation, the following:

•	Business and Financial Condition and Prospects of the Company. The Board of Directors’ familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 28, 2008) in a highly volatile and unpredictable financial environment. Based on these considerations, the Board of Directors believes that the Per Share Amount would result in greater value to the Company’s stockholders than pursuing its current business plan and strategy.

•	Historical Trading Prices; Premium to Market Price. The relationship of the Per Share Amount to the historical and projected market prices of the Shares on NASDAQ. The Per Share Amount represents:

•	A 39.9% premium over the closing price of the Shares on the day before the announcement of the transaction.

•	A 40.8% premium over the average closing price of the Shares over the last three-month period ended on the day before the announcement of the transaction.

•	A 107.5% premium over the average closing price of the Shares over the 52-week period ended on the day before the announcement of the transaction.

•	Review of Strategic Alternatives. The Board of Directors’ belief, after a thorough review of strategic alternatives and discussions with the Company’s financial advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities readily available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Solicitation of Other Parties. The Board of Directors considered (i) the fact that no other alternative proposal had been submitted providing for the acquisition of the Company, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, (iii) the risks of the proposed transaction with Parent, and the risks to the Company’s business that may have resulted from initiating a prolonged auction process, and (iv) the fact that the Board of Directors could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the purchase of Shares in the Offer.

•	Timing of Completion. The anticipated timing of the consummation of the Transactions and the structure of the transaction as a tender offer, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than Ms. Blodgett who will receive a combination of membership interests in a wholly-owned indirect subsidiary of Parent and cash in exchange for her Shares pursuant to the terms of the Contribution Agreement) will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board of Directors also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.

•	Opinion and Financial Presentation of Goldman, Sachs & Co. The financial presentation and opinion of Goldman Sachs, dated January 14, 2010, to the Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders (other than Parent, Purchaser and any other affiliate of Parent) of the Shares of the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement, as more fully described below in this Item 4 under “Opinion of Goldman, Sachs & Co.” and as set forth in its entirety as Annex II hereto and incorporated herein by reference. Holders of Shares are encouraged to read the opinion carefully in its entirety.

•	Negotiations with Parent. The course of negotiations between the Company and Parent, which resulted in an increase in the price per Share offered by Parent, a reduction in the restrictions in the Merger Agreement relating to the Board of Directors’ right to consider acquisition proposals and the Company’s right to terminate the Merger Agreement in the event the Company receives a Superior Proposal from a third party, and the deletion of Parent’s requested contractual right to match any superior proposal received from a third party. Additionally, Parent agreed to reduce the proposed termination fee from 3.9% to 2.5% of the aggregate Merger Consideration (as defined in the Merger Agreement) (with such termination fee, if payable, serving as Parent’s and Purchaser’s sole and exclusive remedy for damages) and to narrow the circumstances under which such termination fee would be due and payable. The Board of Directors believed, based on these negotiations, that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

•	Merger Agreement Terms and Conditions. The Board of Directors reviewed, considered and discussed with the Company’s management and outside advisors the terms and conditions of the Merger Agreement. The Board of Directors believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company’s stockholders. In particular:

•	No Financing Condition. The Board of Directors considered the representation of Parent that it had sufficient funds to consummate all of the Transactions, including the purchase of all of the outstanding Shares in the Offer and the Merger.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board of Directors considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (i) initiating, soliciting or knowingly facilitating or encouraging (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer (including any proposal or offer to the Company’s stockholders) that constitutes, or could reasonably be expected to lead to, a Takeover Proposal (as defined in the Merger Agreement), (ii) engaging in, continuing or otherwise participating in any discussions or negotiations or discussions regarding a Takeover Proposal, and (iii) entering into any agreement or agreement in principle with respect to any Takeover Proposal, the Merger Agreement does provide that (a) in response to an unsolicited Takeover Proposal received from a third party after the date of the Merger Agreement and before the purchase of Shares by Purchaser pursuant to the Offer, which did not result from a breach of the foregoing prohibitions, if the Board of Directors determines in good faith, after consultation with outside counsel and financial advisors, that such Takeover Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, the Company may furnish, pursuant to an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) information (including non-public information) with respect to the Company and its subsidiaries and to engage in or otherwise participate in discussions and/or negotiations regarding such Takeover Proposal, and (b) the Company may grant a waiver or release to any person or group of persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such person or group of persons to submit a Takeover Proposal that the Board of Directors determines in good faith could reasonably be expected to lead to a Superior Proposal if the Board of Directors determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. The Board of Directors considered the provisions in the Merger Agreement that provide for the ability of the Board of Directors (i) to change, qualify, withdraw or modify, in any manner adverse to the Parent, the Company Board Recommendation (as defined in the Merger Agreement) if the Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Takeover Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under applicable law, and/or (ii) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received a Takeover Proposal that the Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, is a Superior Proposal and (b) if the Company terminates the Merger Agreement, the Company must pay the termination fee described below.

•	Termination Fee. The Board of Directors considered the termination fee of $43,528,152 that could become payable pursuant to the Merger Agreement under certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal. The Board of Directors considered Parent’s insistence as a condition to its offer that the Company would be obligated to pay this termination fee, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions. The Board of Directors considered the termination fee payable by the Company to Parent under the Merger Agreement in the context of termination fees that have been negotiated in other transactions and the Board of Directors’ determination that the termination fee is within the customary range of termination fees for transactions of this type.

•	Extension of Offer Period. The Board of Directors considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be permitted to extend the Offer beyond the Initial Expiration Date (as defined in the Merger Agreement) if certain conditions to the consummation of the Offer are not satisfied as of the Initial Expiration Date or, if applicable, certain “subsequent offering periods.”

•	Short Form Merger. The Board of Directors took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 253 of the DGCL, without additional approval of the Board of Directors.

•	Appraisal Rights. The Board of Directors considered the availability of appraisal rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

•	Stockholders Support Agreements. The Board of Directors noted that the Berkshire Entities control approximately 16% of the outstanding Shares (on a fully-diluted basis) as of January 13, 2010 and, pursuant to the terms of the Stockholders Support Agreement, have agreed to tender their Shares in the Offer.

The Board of Directors also considered a number of uncertainties and risks in their deliberations concerning the Offer, the Merger and the other Transactions, including the following:

•	Restrictions; Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the potential effect that the termination fee may have in deterring other potential acquirers from proposing alternative transactions.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the Transactions in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Board of Directors further considered the fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Board of Directors further considered the fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on its business in all material respects in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Board of Directors further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

•	Future Growth and Profits. The fact that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the transactions, tendering in the Offer would eliminate the opportunity for the stockholders to participate in the future growth and profits of the Company.

•	Taxation. The fact that gains from the Transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers and employees and its ability to attract and retain key management, research and sales personnel.

•	Change in Prospects Pending Closing. The risk that the Company’s prospects could change materially, including in ways beneficial to the Company, but in ways that do not constitute an intervening event that would entitle the Board of Directors to change its recommendation to the Company’s stockholders, and the price per Share offered under the Merger Agreement is fixed at $18.20 per Share, regardless of such changes.

•	Interests of the Board of Directors and Management. The executive officers and directors of the Company may have interests in the Transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weight to different factors.

(d)	Intent to Tender.

To the Company’s knowledge, after reasonable inquiry, all of the Company’s directors and executive officers (other than Ms. Blodgett, whose Shares are subject to the terms of the Contribution Agreement) intend to tender all outstanding Shares held of record or beneficially by them to Purchaser pursuant to the Offer other than Shares (i) held by any such executive officer or director who has purchased or sold any Shares, or exercised any Option or Company Award, during the six-month period preceding the date of the Merger Agreement or (ii) acquired by any such executive officer or director more than ten months, but less than twelve months, prior to the date of the Merger Agreement.

(e)	Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board of Directors that, as of January 14, 2010 and based upon and subject to the factors and assumptions set forth therein, the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 14, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 28, 2008;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated September 28, 2006;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the personal care industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecasts were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the expected benefits of the Offer and the Merger in any way meaningful to its analysis. Goldman Sachs also assumed that the Offer and the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to the impact of the Offer and the Merger on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due, and Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Offer or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Offer or the Merger, including, without limitation, the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Offer or the Merger, whether relative to the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of the Company in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 12, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period beginning January 1, 2008 and ended January 12, 2010. In addition, Goldman Sachs analyzed the consideration to be paid to holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement in relation to the closing market prices as of January 12, 2010 and August 4, 2009, the date referenced in Parent’s preliminary offer, and the average closing market prices of the Shares for the 1-week, 4-week and 6-month periods ended January 12, 2010.

This analysis indicated that the price per Share to be paid to the Company’s stockholders (other than Parent, Purchaser and any other affiliate of Parent) in the Offer and the Merger pursuant to the Merger Agreement represented:

•	a premium of 41.1% based on the January 12, 2010 closing market price of $12.90 per Share;

•	a premium of 105.9% based on the August 4, 2009 closing market price of $8.84 per Share;

•	a premium of 38.0% based on the average closing market price for the 1-week period ended January 12, 2010 of $13.19 per Share;

•	a premium of 44.1% based on the average closing market price for the 4-week period ended January 12, 2010 of $12.63 per Share; and

•	a premium of 60.0% based on the average closing market price for the 6-month period ended January 12, 2010 of $11.38 per Share.

In addition, Goldman Sachs reviewed the consideration paid in change of control transactions during the three year period ended January 12, 2010 with an equity value between $1.0 billion and $3.0 billion in which (1) the target was organized in the United States and (2) the consideration consisted only of cash. For the 89 transactions reviewed, Goldman Sachs calculated the median premiums that the consideration paid in each such transaction represented over the closing price of the target’s common stock 1 day, 1 week and four weeks prior to the announcement of such transaction. Goldman Sachs also reviewed the consideration to be paid to holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger

Agreement in relation to the closing market price of the Shares on January 12, 2010 and 1 week and four weeks prior to January 12, 2010. The results of this analysis are summarized in the table below:

	Premium Based	Premiums Paid in
	on $18.20 per Share	Selected
	Price for the	Transactions
	Company	(Median)

Premium to Closing Price:
1 Day Prior	41.1%	25.0%
1 Week Prior	40.1%	27.6%
4 Weeks Prior	47.1%	31.2%

Illustrative Implied Multiples Analysis

Goldman Sachs calculated and compared various financial multiples and ratios of the Company based on revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per Share, or EPS, of the Company for the last twelve months ending September 27, 2009, or Company LTM, and for 2010 and 2011 using the Forecasts and information obtained from Institutional Brokers’ Estimate System, or IBES. IBES compiles forward-looking financial estimates published by selected equity research analysts for U.S. and foreign publicly traded companies. Unless otherwise stated, Goldman Sachs used the median of such IBES estimates as of January 12, 2010.

Goldman Sachs calculated an implied equity value by multiplying the market price of $12.90 as of January 12, 2010 and the $18.20 in cash to be paid to holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement by the total number of outstanding Shares as of January 12, 2010 calculated by taking the number of basic Shares outstanding and restricted stock units issued as of January 12, 2010 and using the treasury stock method for option dilution. Goldman Sachs then calculated an implied enterprise value for the Company by adding the book value of debt less cash, as provided by the Company’s management, to the implied equity value. The results of this analysis are summarized in the table below:

	Multiple Based		Multiple Based on
	on $12.90 per Share		Offer Price of
	Price for the		$18.20 per Share
	Company		for the Company

Enterprise Value to:
Company LTM Revenue	2.5	x	3.4	x
2010 Revenue (IBES Estimate)	2.3	x	3.2	x
2010 Revenue (Forecasts)	2.2	x	3.0	x
2011 Revenue (IBES Estimate)	2.3	x	3.1	x
2011 Revenue (Forecasts)	2.0	x	2.8	x

Company LTM EBITDA	8.1	x	11.2	x
2010 EBITDA (IBES Estimate)	7.5	x	10.4	x
2010 EBITDA (Forecasts)	6.9	x	9.5	x
2011 EBITDA (IBES Estimate)	6.9	x	9.5	x
2011 EBITDA (Forecasts)	6.3	x	8.7	x
Price to:
2010 EPS (IBES Estimate)	13.3	x	18.8	x
2010 EPS (Forecasts)	11.5	x	16.2	x
2011 EPS (IBES Estimate)	11.9	x	16.8	x
2011 EPS (Forecasts)	10.0	x	14.2	x

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the personal care industry:

•	Avon Products, Inc.

•	Elizabeth Arden, Inc.

•	Estée Lauder Inc.

•	Kao Corporation

•	L ‘Oréal SA

•	LVMH Moët Hennessy Louis Vuitton SA

•	The Procter & Gamble Company (pro forma for the August 2009 divestiture of its pharmaceutical business to Warner Chilcott Plc)

•	Shiseido Co., Ltd.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios for the Company and the selected companies based on financial data as of January 12, 2010, information it obtained from SEC filings and IBES estimates. The multiples and ratios of the Company were calculated using the Company’s closing price on January 12, 2010, the $18.20 in cash to be paid to holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement, information provided by the Company’s management, including the Forecasts, and IBES estimates. The multiples and ratios for each of the selected companies were based on the closing price of such selected company’s common stock as of January 12, 2010, the latest publicly available financial statements and calendarized IBES estimates for 2010 and 2011. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of revenues for the last twelve months ending on such company’s most recent publicly reported quarter, or LTM, and for calendar years 2010 and 2011 based on IBES estimates; and

•	enterprise value as a multiple of LTM EBITDA and EBITDA for calendar years 2010 and 2011 based on IBES estimates.

The results of these analyses are summarized as follows:

			Multiple Based on	Multiple Based on
			$12.90 per Share	Offer Price of
Enterprise Value	Selected Companies		Price for the	$18.20 per Share
as a Multiple of:	Range	Median	Company	for the Company

LTM Revenue	0.8x — 2.9x	1.5x	2.5x	3.4x
2010E Revenue (IBES Estimate)	0.7x — 2.8x	1.3x	2.3x	3.2x
2010E Revenue (Forecasts)	—	—	2.2x	3.0x
2011E Revenue (IBES Estimate)	1.0x — 2.7x	1.3x	2.3x	3.1x
2011E Revenue (Forecasts)	—	—	2.0x	2.8x
LTM EBITDA	7.3x — 15.4x	11.5x	8.1x	11.2x
2010E EBITDA (IBES Estimate)	7.1x — 14.6x	9.7x	7.5x	10.4x
2010E EBITDA (Forecasts)	—	—	6.9x	9.5x
2011E EBITDA (IBES Estimate)	6.5x — 13.7x	8.7x	6.9x	9.5x
2011E EBITDA (Forecasts)	—	—	6.3x	8.7x

Goldman Sachs also calculated price as a multiple of earnings for calendar years 2010 and 2011 based on IBES estimates and compared them to the results for the Company. The following table presents the results of this analysis:

			Multiple Based on	Multiple Based on
			$12.90 per Share	Offer Price of
	Selected Companies		Price for the	$18.20 per Share
Price/Earnings Ratio:	Range	Median	Company	for the Company

2010E (IBES Estimate)	14.9x — 26.4x	19.8x	13.3x	18.8x
2010E (Forecasts)	—	—	11.5x	16.2x
2011E (IBES Estimate)	13.5x — 24.8x	17.3x	11.9x	16.8x
2011E (Forecasts)	—	—	10.0x	14.2x

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the personal care industry since March 2003. These transactions (listed by acquiror/target and date of announcement) were:

•	Sanofi-Aventis / Chattem, Inc. (December 2009)

•	LG Household & Health Care Ltd. / TheFaceShop Korea Co., Ltd. (November 2009)

•	Unilever N.V. / Sara Lee Corporation Body Care Division (September 2009)

•	Unilever PLC / TIGI International Ltd. Professional Hair Products Business (January 2009)

•	Church & Dwight Co., Inc. / Del Pharmaceuticals, Inc. (Orajel) (March 2008)

•	L’Oréal SA / Yves Saint Laurent Beauté Holding (January 2008)

•	The Clorox Company / Burt’s Bees, Inc. (October 2007)

•	Energizer Holdings, Inc. / Playtex Products, Inc. (July 2007)

•	Carlyle Partners IV, L.P. / Philosophy, Inc. (January 2007)

•	The Hain Celestial Group, Inc. / Avalon Natural Products, Inc. (December 2006)

•	Chattem, Inc. / Johnson & Johnson Brands (Act, Unisom, Cortizone, Kaopectate, and Balmex brands) (October 2006)

•	L’Oréal SA / The Body Shop International PLC (March 2006)

•	Kao Corporation / Molton Brown Ltd. (July 2005)

•	Henkel AG & Co. / Advanced Research Laboratories Inc. (December 2003)

•	Henkel AG & Co. / The Dial Corporation (December 2003)

•	The Procter & Gamble Company / Wella AG (March 2003)

While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size or product profile. For each of the selected transactions, Goldman Sachs calculated and compared the target’s enterprise value, as implied by the precedent transaction, to the target’s revenues and EBITDA for the most recently reported twelve month period ending prior to the transaction, or Precedent LTM.

The following table presents the results of this analysis:

	Selected Transactions		Proposed
Enterprise Value as a Multiple of:	Range	Median	Transaction

Precedent LTM Revenues	1.6x — 5.6x	2.6x	3.4x
Precedent LTM EBITDA	8.1x — 18.6x	12.4x	11.2x

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts. Goldman Sachs calculated indications of net present value per Share of free cash flows for the Company for the years 2010 through 2012 using discount rates ranging from 10.6% to 14.6%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs calculated illustrative terminal values in the year 2012 by applying perpetuity growth rates ranging from 3.0% to 6.0% to the Company’s estimated unlevered free cash flow for 2012. These illustrative terminal values were then discounted to calculate implied indications of present values per Share using discount rates ranging from 10.6% to 14.6%. All cash flows and terminal values were discounted to December 31, 2009 using a mid-year convention. This analysis resulted in illustrative per Share value indications ranging from $10.72 to $26.16.

Goldman Sachs also performed an illustrative sensitivity analysis to analyze the effect of increases or decreases in annual sales growth and EBITDA margins of the Company. The analysis utilized (1) an illustrative range of target EBITDA margins for 2012 of 29.0% to 33.0%, (2) an illustrative range of compounded annual sales growth rates of 2.7% to 14.7% from 2009 to 2012 and (3) a perpetuity growth rate of 4.5% and a discount rate of 12.6% discounted to December 31, 2009. This analysis resulted in illustrative per Share value indications ranging from $11.93 to $17.61.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of future prices per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future EPS and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used:

•	the Forecasts;

•	the Forecasts, after giving effect to the use of excess cash and future cash flow to repurchase Shares; and

•	estimates provided by IBES for each of years 2010 through 2012, with estimates for year 2012 being calculated by applying the IBES median long-term growth rate for the Company of 10.0% to the 2011 IBES estimate of the Company’s EPS.

Goldman Sachs first calculated the implied values per Share as of January for each of years 2010 to 2012 by applying price to forward earnings per Share multiples of 13.0x to 17.0x to the earnings per Share estimates for each of years 2010 to 2012, and then discounted 2011 and 2012 values back one year and two years, respectively, using a discount rate of 14.3%, reflecting an estimate of the Company’s cost of equity. This analysis resulted in a range of implied present values of $11.94 to $20.59 per Share.

Goldman Sachs also performed an illustrative sensitivity analysis assuming (i) an illustrative range of earnings per Share for the Company of 20.0% above and 20.0% below the Forecasts of earnings per Share for the Company for years 2010 to 2012, (ii) an illustrative range of price to forward earnings per Share multiples of 9.0x to 21.0x and (iii) a discount rate of 14.3%. This analysis resulted in a range of implied present values of $7.78 to $28.36 per Share. In addition, Goldman Sachs performed an illustrative sensitivity analysis assuming (i) an illustrative range of discount rates from 12.3% to 16.3%, (ii) an illustrative range of price to forward earnings per Share multiples of 9.0x to 21.0x and (iii) the estimated earnings per Share for the Company for 2012 contained in the Forecasts. This analysis resulted in a range of implied present values of $9.39 to $23.51 per Share.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Offer and the Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company’s board of directors as to the fairness from a financial point of view of the $18.20 per Share in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The per Share consideration of $18.20 in cash to be paid to the holders (other than Parent, Purchaser and any other affiliate of Parent) of Shares in the Offer and the Merger pursuant to the Merger Agreement was determined through arms’-length negotiations between the Company and Parent and was approved by the Company’s Board of Directors. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, Goldman Sachs’ opinion to the Company’s Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent, Berkshire Partners LLC, which, directly and indirectly through certain of its affiliates, is a significant stockholder of the Company, and any of their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as joint bookrunning manager with respect to a public offering of 12,000,000 Shares in March 2007 and as sole bookrunning manager with respect to a public offering of 8,000,000 Shares in June 2007. Goldman Sachs also has provided certain investment banking and other financial services to Berkshire Partners LLC and its affiliates from time to time, including having facilitated Berkshire Partners LLC’s sale of its minority interest in Amscan Holdings, Inc. in August 2008 and having acted as counterparty with respect to certain derivative transactions entered into by Berkshire Partners LLC and its affiliates in 2009. Goldman Sachs also may provide investment banking and other financial services to the Company, Berkshire Partners LLC, Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation. In addition, from time to time, affiliates of Goldman Sachs have co-invested with Berkshire Partners LLC and its affiliates and have invested in limited partnership units of affiliates of Berkshire Partners LLC and may do so in the future.

The board of directors of the Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated October 15, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Offer and Merger. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee based on a percentage of the aggregate consideration to be paid in the Transactions, or approximately $11.5 million, all of which is payable upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Information pertaining to the retention of Goldman Sachs by the Company in Item 4, under the heading “Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.

The Company has retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Transactions. The Company has agreed to pay Sard Verbinnen customary compensation for such services. In addition, the Company has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company, during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to Section 6.5 of the Merger Agreement, the Company has agreed not to (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer (including any proposal or offer to the Company’s stockholders) that constitutes, or could reasonably be expected to lead to any acquisition proposal from a third party, (ii) engage in, continue or otherwise participate in any discussions or negotiations with a third party with respect to any acquisition proposal or (iii) enter into any agreement or agreement in principle contemplating or providing for any acquisition transaction or accepting any acquisition proposal, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances as set forth in Section 6.5 of the Merger Agreement.

Except as indicated in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first and second paragraphs of this Item 7.

Item 8.	Additional Information.

(a)	Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Amount. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such appraisal rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PER SHARE AMOUNT.

(b)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person who beneficially owns or has a right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the Board of Directors and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, the Stockholders Support Agreement, the Contribution Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions, and such action is effective as of the date of the Merger Agreement.

(c)	Stockholders’ Meeting.

If approval of the Company’s stockholders is required under applicable law in order to complete the Merger (i.e., following the consummation of the Offer, the contribution of Shares pursuant to the Contribution Agreement and the exercise by Purchaser of the Top Up Option, Purchaser does not own at least 90% of the outstanding Shares of the Company and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Company will, as promptly as practicable following the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 of the Exchange Act, take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of the Company’s stockholders to vote on the adoption of the Merger Agreement.

(d)	Top Up Option.

Subject to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from the Company an aggregate number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following consummation of the Offer, constitutes one Share more than 90% of the number of Shares that would be outstanding (on a fully-diluted basis) immediately after the issuance of all Shares subject to the Top Up Option, or (ii) the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its Charter but which (x) are not issued and outstanding, (y) are not reserved for issuance pursuant to the Company Stock Plans (as defined in the Merger Agreement) and (z) are issuable without the approval of the Company’s stockholders.

The Top Up Option may be exercised by Purchaser, in whole or in part, at any time at or after the Acceptance Time, and no exercise of the Top Up Option shall be effective prior to the Acceptance Time. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top Up Option shall be determined by multiplying the number of such Shares by the Per Share Amount. Such purchase price may be paid by Purchaser either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. The Top Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to complete the Merger.

(e)	Section 14(f) Information Statement.

The Information Statement attached as Annex I is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to Board of Directors, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement and such Information Statement is incorporated herein by reference.

(f)	Annual Report on Form 10-K.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 28, 2008, which is incorporated herein by reference.

(g)	Certain Litigation.

Two lawsuits have been filed in connection with the Offer. On January 19, 2010, a putative stockholder class action lawsuit styled Keeler v. Bare Escentuals, Inc., et al., Civil Action No. CGC-10-496125, was filed in the California Superior Court in San Francisco against the Company, the members of its Board of Directors, and Purchaser. The plaintiff, purportedly on behalf of a class of stockholders, alleges that the directors of the Company breached their fiduciary duties by agreeing to the Merger Agreement, and that the Company and non-party Parent aided and abetted those alleged breaches of duty. The Keeler complaint includes no specific claims against Purchaser. The Keeler complaint seeks injunctive relief, as well as an award of unspecified damages, attorneys fees and costs.

On January 22, 2010, another putative stockholder class action styled Sonar Radio Corp. v. Bare Escentuals, Inc., et al., Civil Action No. CGC-10-496201, was filed in the same Court, against the Company, the members of its Board of Directors, Parent and Purchaser. The Sonar Radio complaint makes substantially the same allegations as the Keeler complaint, though adding Parent as a party and alleging it and Purchaser aided and abetted alleged breaches of duty by the directors of the Company, and seeks similar relief.

The defendants believe that the lawsuits are without merit and intend to defend them vigorously.

(h)	Antitrust Compliance and Other Laws and Legal Matters.

United States.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer and the Merger may not be completed until both Purchaser and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division. Under the terms of the Merger Agreement, Purchaser and the Company are required to file Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division as promptly as practicable and in any event within 10 business days following the date of the Merger Agreement. The initial waiting period applicable to the purchase of shares is 15 calendar days following the filing by Purchaser, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. If, before the end of the 15 calendar day waiting period under the HSR Act, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Purchaser, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Purchaser’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Purchaser’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. With respect to any waiting period scheduled to expire on a weekend or legal public holiday, such waiting period shall be extended to 11:59 p.m. Eastern Time on the following business day.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Norway.  The acquisition of Shares pursuant to the Offer is subject to the Norwegian Competition Act, and may be consummated only if the acquisition is approved by the Norwegian Competition Authority (“NCA”), either by written approval or by expiration of a 15 working day waiting period commenced by the filing by Parent of a standardized notification with respect to the Offer, unless the NCA orders Parent within such waiting period to submit a complete notification. Assuming that an order to submit a complete notification is given, a 25 working day waiting period is triggered and the acquisition cannot be consummated before the NCA approves the acquisition, either by written approval or expiration of such waiting period unless the NCA announces the initiation of an in-depth investigation. If the NCA initiates an in-depth investigation, the waiting period may be extended, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the NCA, either by written approval or by expiration of the waiting period.

Other Foreign Approvals.  The Company conducts operations in a number of foreign countries. In connection with the acquisition of Shares by Purchaser pursuant to the Offer, the laws of other countries or jurisdictions may require the filing of information with, or the obtaining of approval of, governmental authorities in such countries and jurisdictions. Such governments may also attempt to impose additional conditions on the Company’s operations conducted in such countries as a result of the acquisition of Shares by Purchaser pursuant to the Offer. Currently, neither the Company nor, to the knowledge of the Company, Parent or Purchaser is aware of any such foreign filings or approvals.

(i)	Cautionary Note Regarding Forward-Looking Statements.

This document contains forward-looking statements, including those relating to Parent’s anticipated acquisition of the Company and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of the Company’s common stock are tendered, clearance under the HSR Act is not obtained, or other closing conditions are not satisfied; and that the Company’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause the Company’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Parent undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included from time to time in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 25, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter by Brokers, Dealers, Banks, Trust Companies and Other Nominees to Clients.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.*
(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(5)	Press Release, dated January 25, 2010, issued by Shiseido Company, Limited.*
(e)(1)	Agreement and Plan of Merger, dated as of January 14, 2010, by and among Bare Escentuals, Inc., Shiseido Company, Limited and Blush Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to Bare Escentuals, Inc.’s Current Report on Form 8-K dated January 15, 2010).
(e)(2)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to Bare Escentuals, Inc.’s Form S-1 Registration Statement dated June 30, 2006).
(e)(3)	Bare Escentuals, Inc. Transaction Bonus Plan (incorporated herein by reference to Exhibit 10.3 to Bare Escentuals, Inc.’s Current Report on Form 8-K dated January 20, 2010).
(e)(4)	Employment Agreement, dated as of January 14, 2010, by and between Bare Escentuals, Inc. and Leslie A. Blodgett (incorporated herein by reference to Exhibit 10.1 to Bare Escentuals, Inc.’s Current Report on Form 8-K dated January 20, 2010).
(e)(5)	Employment Agreement, dated as of January 14, 2010, by and between Bare Escentuals, Inc. and Myles B. McCormick (incorporated herein by reference to Exhibit 10.2 to Bare Escentuals, Inc.’s Current Report on Form 8-K dated January 20, 2010).
(e)(6)	Amended and Restated Name and Likeness License Agreement, dated as of January 14, 2010, by and between Bare Escentuals, Inc. and Leslie A. Blodgett (incorporated herein by reference to Exhibit 2.1 to Bare Escentuals, Inc.’s Current Report on Form 8-K dated January 20, 2010).
(e)(7)	Contribution Agreement, dated as of January 14, 2010, by and among Shiseido Company, Limited, Blush Acquisition Corporation and Leslie A. Blodgett.*
(e)(8)	Stockholders Support Agreement, dated as of January 14, 2010, by and among Shiseido Company, Limited, Blush Acquisition Corporation, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership, Berkshire Investors LLC and Berkshire Partners LLC (incorporated herein by reference to Exhibit 2.2 to the Schedule 13D filed by Berkshire Fund V, Limited Partnership’s Schedule 13D dated January 15, 2010).
(e)(9)	Confidentiality Agreement, dated September 27, 2009, by and between Shiseido Company, Limited and Bare Escentuals, Inc.*
(e)(10)	Confidentiality Agreement, dated December 21, 2009, by and between Shiseido Company, Limited and Bare Escentuals, Inc.*
Annex I	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.
Annex II	Opinion of Goldman, Sachs & Co., dated January 14, 2010.

*	Incorporated by reference to the Schedule TO filed by Blush Acquisition Corporation and Shiseido Company, Limited on January 25, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Myles McCormick
Name:      Myles McCormick

Title:	Executive Vice President, Chief Financial
Officer and Chief Operating Officer

Dated: January 25, 2010

ANNEX I

BARE ESCENTUALS, INC.
71 STEVENSON STREET, 22ND FLOOR
SAN FRANCISCO, CA 94105

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO
SEND US A PROXY.

This Information Statement is being mailed on or about January 25, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Bare Escentuals, Inc. (the “Company”) with respect to the cash tender offer (the “Offer”) by Blush Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Shiseido Company, Limited (“Parent”), an entity formed under the laws of Japan, to the holders of record of shares of outstanding common stock, par value $0.001 per share, of the Company (the “Shares”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 14, 2010, by and among the Purchaser, Parent and the Company (the “Merger Agreement”). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the board of directors of the Company pursuant to the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

General Information

The Company’s common stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of January 13, 2010, 92,048,851 Shares were issued and outstanding (exclusive of 112,500 Shares held in the treasury).

Background Information

On January 14, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company, any Shares owned by Parent or Purchaser, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the per share consideration in the Offer and Merger (the “Per Share Amount”).

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules, were made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. Information regarding the Company is provided in its other filings with the Securities & Exchange Commission (the “SEC”), which are available for free at www.bareescentuals.com and on the SEC’s website at www.sec.gov.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Directors Designated by Purchaser

Right to Designate Directors

The Merger Agreement provides that, at the time Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), Purchaser shall be entitled to designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the board of directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Parent or Purchaser (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. Promptly following a request from Purchaser, the Company has agreed to use commercially reasonable efforts to cause Purchaser’s designees (the “Designees”) to be elected or appointed to the board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, the Company has also agreed to use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on (i) each committee of the board of directors and (ii) the board of directors of each of the Company’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

The Merger Agreement provides that until the Effective Time, the board of directors will have at least two directors who (i) were directors on January 14, 2010 and (ii) are independent directors for purposes of the continuing listing requirements of the Nasdaq Stock Market (“Nasdaq”), such directors, the “Independent Directors.” In addition, the remaining Independent Director(s) shall be permitted to appoint alternate Independent Director(s) in the event of the death, disability or resignation of any of the Independent Directors, each of whom shall, following such appointment to the board of directors, be deemed to be an Independent Director.

Following the election of Purchaser’s Designees to the board of directors, prior to the Effective Time, the approval of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company or any of its subsidiaries shall be required to authorize (and such approval shall constitute the authorization of the board of directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or modification of the

Merger Agreement or the certificate of incorporation or by-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of compliance with any condition or agreement contained in the Merger Agreement for the benefit of the Company or any of the Company’s rights thereunder. Such directors shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling either Parent’s or Purchaser’s obligations thereunder, and shall have the authority following the election of Purchaser’s designees to the board of directors, to institute any action on behalf of the Company to enforce the performance of the Merger Agreement in accordance with its terms.

Potential Designees

Purchaser has informed the Company that it will choose the Designees for the board of directors from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of January 25, 2010, present principal occupation with Parent and employment history during the past five years. Parent and Purchaser have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Shiseido Company, Limited, 1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan.

Purchaser and Parent have each advised the Company that, to its respective knowledge, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name; Country of		Present Principal Occupation or
Citizenship		Employment; Positions Held
and Current Business		During the Past Five Years and
Address	Age	Business Addresses Thereof

Shinzo Maeda Japan	62	Representative Director, President and Chief Executive Officer since July 2005.
		Director of Shiseido (April 2005 — June 2005). Director and General Manager of Corporate Planning Department of Shiseido (January 2003 — March 2005).
Yasuhiko Harada Japan	62	President & CEO of Shiseido Business Solutions Co., Ltd. since July 2008. Director and Corporate Senior Executive Officer of Shiseido since April 2008.
		Director and Corporate Executive Officer (April 2006 — March 2008). Director and Corporate Officer of Shiseido (June 2005 — March 2006). Corporate Officer of Shiseido (April 2005 — June 2005). Corporate Officer and General Manager of the Internal Audit Department (April 2004 — March 2005).
Masaaki Komatsu Japan	63	Director and Corporate Senior Executive Officer responsible for Research and Development, Production, Technical Affairs and Logistics since April 2009.
		Corporate Executive Officer of Shiseido in charge of Research and Development, Production and Technical Affairs (January 2007 — March 2009). Corporate Executive Officer and concurrent General Manager of the International Business Department and the Professional Business Department of Shiseido (April 2006 — December 2006). Director, Corporate Officer and General Manager of the International Business Department of Shiseido (April 2004 — March 2006).

Name; Country of		Present Principal Occupation or
Citizenship		Employment; Positions Held
and Current Business		During the Past Five Years and
Address	Age	Business Addresses Thereof

Carsten Fischer Germany	47	Director, Corporate Executive Officer and Chief Officer of Business Development Division responsible for International, China and Professional Businesses since June 2008.
		Corporate Executive Officer of Shiseido responsible for International, China and Professional Businesses; Chief Officer of International Business Division and Professional Business Operations Division of Shiseido (January 2008 — May 2008). Corporate Executive Officer of Shiseido responsible for International and Professional Businesses; Chief Officer of International Business Division and Professional Business Operations Division of Shiseido (October 2007 — January 2008). Corporate Executive Officer of Shiseido responsible for International Business; Chief Officer of International Business Division (January 2007 — September 2007). Corporate Advisor of Shiseido (October 2006 — December 2006). President, Professional Care, Proctor & Gamble Geneva Business Centre of 47 route de St. Georges, 1213 Petit-Lancy, Geneva, Switzerland (January 2004 — September 2006).
Hisayuki Suekawa Japan	50	Director since June 2009. Corporate Officer, General Manager of the Corporate Planning Department since April 2008.
		General Manager of the Cosmetics Business Planning Department of Shiseido February 2007 — March 2008). Deputy General Manager of the Corporate Planning Department of Shiseido (April 2005 — February 2007). General Manager of the Corporate Planning Department of Shiseido (April 2003 — March 2005).
Tatsuomi Takamori	57	Director since June 2009. Corporate Officer since April 2009.
Japan		Responsible for Business Strategy and Marketing of Domestic Cosmetics Business (April 2009 — December 2009). Chief Officer of China Business Division of Shiseido (April 2006 — March 2009). General Manager of China Strategies Division of Shiseido (April 2004 — March 2006).
Masaru Miyagawa Japan	58	Corporate Officer and Chief Officer of the China Business Division since April 2009.
		Chairman and Chief Area Managing Officer of Shiseido China Co., Ltd. of 33F-35F, Xinmei Union Square, 999 South Pudong Road, Shanghai, China P.C. 200120 (January 2008 — March 2009). Chief Area Managing Officer of Shiseido China Co., Ltd. (August 2004 — December 2007).
Shoji Takahashi Japan 9th Floor, 900 Third Avenue, New York, N.Y.	51	Chairman and Chief Executive Officer of Shiseido Americas Corporation since July 2008. Corporate Officer of Shiseido responsible for the Americas since April 2008. Director, Chairman and President of Blush Acquisition Corporation since January 2010.
10022-4795, U.S.A.		General Manager of the International Marketing Division of the International Business Department of Shiseido of 1-6-2 Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan (January 2007 — March 2008). General Manager of the International Planning Division of the International Business Department of Shiseido (April 2004 — December 2006).

None of the Designees is a director of, or holds any position with, the Company. Parent and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent and Purchaser have each advised the Company that, to its respective knowledge, none of the Designees has any family relationship with any current director, executive officer or key employee of the Company.

It is expected that the Designees may assume office at any time following the time at which such Designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the board of directors. It is anticipated that this step will be accomplished at a meeting or by written consent of the board of directors providing that the size of the board of directors will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the board of directors. It is not currently known which of the current directors of the Company may resign, if any.

Current Board of Directors

The board of directors is presently composed of ten members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

			Term
Name	Age	Principal Occupation/ Employment	Expiration	Director Since

Leslie A. Blodgett	47	Chief Executive Officer of the Company	2012	1995
Karen M. Rose	61	Business consultant	2012	May 2006
John S. Hamlin	44	Managing Partner of Bozeman Limited Partnership	2012	March 2009
Lea Anne S. Ottinger	51	Principal of LMR Advisors	2011	June 2004
Ellen L. Brothers	54	Executive Vice President of Mattel and President of American Girl Brands	2011	February 2009
Bradley M. Bloom	56	Managing Director of Berkshire Partners LLC	2011	June 2004
Michael R. Egeck	51	Business consultant	2011	September 2009
Ross M. Jones	44	Managing Director of Berkshire Partners LLC	2010	July 2004
Glen T. Senk	53	Chief Executive Officer of Urban Outfitters	2010	November 2004
Kristina M. Leslie	45	Retired	2010	November 2007

The following are brief biographies of each current member of the board of directors.

Leslie A. Blodgett has served as Chief Executive Officer and a member of the board of directors and that of our predecessor since 1995. From 1995 until May 2006, Ms. Blodgett also served as our President. Prior to joining Bare Escentuals, Ms. Blodgett held various positions at Neutrogena, a dermatology division of Johnson & Johnson, a manufacturer of health care products, Procter & Gamble, Inc., a manufacturer and distributor of household products, and Max Factor, a cosmetics division of Procter & Gamble.

Karen M. Rose has served as a member of the board of directors since May 2006. Ms. Rose has been a business consultant since October 2003. She is a director of Maidenform Brands, Inc., a publicly-held company, and serves as its chairman of the board, chairman of its audit committee and is a member of its compensation committee and nominating and governance committee. Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company from December 1997 until her retirement in October 2003. Prior to that, Ms. Rose held various management positions including Director of Finance, Household Products Company and Vice President and Treasurer since joining Clorox in 1978.

John S. Hamlin has served as a member of the board of directors since March 2009. Mr. Hamlin has served as the President and Managing Partner of Bozeman Limited Partnership, a private equity firm, since April 2007.

Mr. Hamlin was Senior Vice President, Global eBusiness Group and Global Brand Marketing at Dell Inc., a publicly-held technology company, from November 2005 through March 2007. In this role Mr. Hamlin was responsible for Dell’s worldwide eBusiness, including online sales, service technology and content development and Dell’s worldwide brand and advertising strategy. From May 2000 until November 2005 he led Dell’s U.S. Consumer Business, as Vice President and General Manager from May 2000 until January 2003, and then as Senior Vice President and General Manager from January 2003 until November of 2005. In this role he had full profit and loss responsibility for all sales, marketing and service to U.S. consumer customers. In addition to his responsibilities in U.S. Consumer and Global eBusiness, Mr. Hamlin was Senior Vice President of Dell International Services, Dell’s global network of customer care centers, from February 2004 until May 2006. Mr. Hamlin serves on the board of directors of Perficient, Inc., a publicly-held information technology consulting company, Recreational Equipment, Inc., a consumer cooperative that sells outdoor equipment and clothing, and Spiceworks, a privately-held software company.

Lea Anne S. Ottinger has served as a member of the board of directors since June 2004. Ms. Ottinger is a principal of LMR Advisors and has served as a strategic business consultant, with a focus on mergers and acquisitions, since 1998. Ms. Ottinger owned and operated several of The Body Shop cosmetic stores between 1990 and 1998. Ms. Ottinger currently serves on the board of directors of Savers, Inc., a privately-held company.

Ellen L. Brothers has served as a member of the board of directors since February 2009. Ms. Brothers has been Executive Vice President of Mattel, a manufacturer of toy products, and President, American Girl Brands, LLC, a wholly owned subsidiary of Mattel, since July 2000. From November 1998 to July 2000, she was Senior Vice President of Operations, Pleasant Company (which merged with and into Mattel on December 31, 2003, followed immediately on January 1, 2004, by an asset transfer to Mattel’s subsidiary American Girl). From January 1997 to November 1998, she was Vice President of the Catalogue Division, Pleasant Company. She joined Pleasant Company in 1995, prior to its acquisition by Mattel in July 1998, as Vice President of Catalogue Marketing.

Bradley M. Bloom has served as a member of the board of directors since June 2004. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He is a director of Carter’s, Inc., a public company, and is or has been a director of several of Berkshire Partners LLC’s private consumer and retailing companies including the private companies Citizens of Humanity, LLC, Acosta, Inc., Gordon Brothers Group, Sterling, Inc., America’s Best Contacts and Eyeglasses, L.P., and Miami Cruiseline Services Holdings I.B.V.

Michael R. Egeck has served as a member of the board of directors since September 2009. Mr. Egeck served as president of VF Contemporary Brands, which is part of VF Corporation, a lifestyle apparel company, from August 2007 to June 2009. He was responsible for the merchandising, marketing and financial performance of the 7 For All Mankind, Splendid, Ella Moss, Lucy Activewear, and John Varvatos brands. From August 2006 to August 2007, he served as chief executive officer of 7 For All Mankind, LLC, prior to its sale to VF Corporation. From August 2000 to August 2006, Mr. Egeck served in senior management positions for VF Corporation, including president of VF Outdoor, Inc. which included The North Face, Reef, Vans, and Jansport brands. From August 1992 to August 2000, Mr. Egeck served as general manager for Columbia Sportswear.

Ross M. Jones has served as Chairman of the board of directors since July 2004 and has served as a member of the board of directors since June 2004. Mr. Jones is a Managing Director of Berkshire Partners LLC, a private equity investment partnership which he joined in 1993. Mr. Jones became a Managing Director of Berkshire Partners LLC in 2000 and is or has been a director of several of Berkshire Partners LLC’s consumer, retailing, manufacturing, and business services companies including having served on the board of directors of Carter’s, Inc., a public company, and the private companies N.E.W. Asurion Corporation, AVW-TelAv Inc., Sterling Collision Centers, Inc., and Thomas Built Buses, Inc.

Glen T. Senk has served as a member of the board of directors since November 2004. Mr. Senk has served as a director of Urban Outfitters, Inc., a publicly-held retail and wholesale lifestyle specialty company, since 2004 and of Tory Burch, Inc., a privately-held apparel company, since 2006. Mr. Senk joined Urban Outfitters as President of Anthropologie, Inc., in 1994 and was named Executive Vice President of Urban Outfitters in 2002. He has served as Chief Executive Officer of Urban Outfitters since 2007.

Kristina M. Leslie has served as a member of the board of directors since November 2007. Ms. Leslie served as Chief Financial Officer of DreamWorks Animation SKG, Inc., a developer and producer of computer-generated animated feature films, from October 2004 until her retirement in February 2007. Previously, she had served as the Chief Financial Officer at DreamWorks SKG from the fall of 2003 and oversaw the corporate finance and strategic planning functions since joining DreamWorks SKG in June 1996.

Attendance at Meetings

The board of directors met nine times in 2009. Each of the directors attended more than 80% of the aggregate number of regularly scheduled and special board of directors and applicable committee meetings held during the year. In addition, eight directors who were then in office attended our annual meeting of stockholders held on May 6, 2009. The Company’s policy with regard to directors’ attendance is contained in its Corporate Governance Guidelines, which are available free of charge on the Company’s website, www.bareescentuals.com.

Conduct of Meetings — Executive Sessions

Mr. Ross M. Jones, the Chairman of the board of directors, presides over each meeting of the board of directors. Mr. Jones presides during each executive session, which occurs during each regularly scheduled meeting of the board of directors. If Mr. Jones is not available to attend a meeting, Mr. Bradley M. Bloom presides over such meeting. If Mr. Bloom is not available to preside during an executive session, a non-employee member of the board of directors is selected by a majority of the outside directors in attendance at that meeting to preside over such executive session.

Director Compensation

The following table sets forth the compensation we paid to our non-employee directors in the fiscal year ended January 3, 2010. Our Chief Executive Officer does not receive any compensation in respect of her service on our board of directors.

					Change in
					Pension
	Fees			Non-Equity	Value and
	Earned			Incentive	Nonqualified
	or Paid	Stock	Option	Plan	Deferred	All Other
	in Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)(1)	($)(2)	($)(3)	($)	Earnings	($)	($)

Ross M. Jones	64,500	—	42,280	—	—	—	106,780
Bradley M. Bloom	57,000	—	42,280	—	—	—	99,280
Michael R. Egeck	41,000	24,860	—	—	—	—	65,860
Ellen L. Brothers	52,000	39,779	74,518	—	—	—	166,297
John S. Hamlin	52,000	107,982	—	—	—	—	159,982
Lea Anne S. Ottinger	73,000	—	65,118	—	—	—	138,118
Karen M. Rose	83,000	—	96,090	—	—	—	179,090
Glen T. Senk	57,000	—	66,373	—	—	—	123,373
Kristina M. Leslie	55,000	39,779	81,812	—	—	—	176,591

(1)	For a description of fees paid to our non-employee directors, see “Summary of Non-Employee Director Compensation Program” below.

(2)	Amount reflects the dollar amount recognized for financial statement reporting purposes for fiscal year 2009 associated with the restricted stock awards and restricted stock units held by the non-employee directors listed above, calculated in accordance with Accounting Standard Codification 718 (“ASC 718”). These amounts do not reflect whether the recipient has actually realized a financial benefit from the awards. The grant date fair values were calculated based on the closing price per share of our common stock on Nasdaq on the date of grant. Pursuant to SEC rules, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	Amount reflects the amount recognized for financial statement reporting purposes for the fiscal year ended January 3, 2010 associated with the options held by the non-employee directors listed above, calculated in accordance with ASC 718 for financial statement reporting purposes and do not reflect whether the recipient has actually realized a financial benefit from the awards. Pursuant to SEC rules, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 2 of Notes to Consolidated Financial Statements included in our Annual Reports on Form 10-K for the year ended December 28, 2008 for a discussion of assumptions made by the Company in determining grant date fair value and compensation costs of our equity awards. For our 2009 fiscal year, the weighted-average assumptions are: expected dividend rate 0.0%; expected volatility 73.0%; risk-free interest rate 2.0% and expected lives (years) 4.0 to 4.75.

The following table details information with respect to all equity awards held by our non-employee directors that were outstanding on January 3, 2010:

	Option Awards							Stock Awards
								# Shares	Market
			Number of	Number of				or Units	Value of
			Securities	Securities				of Stock	Shares or
			Underlying	Underlying				That	Units of
	Option/		Unexercised	Unexercised	Option			Have	Stock That
	Award		Options	Options	Exercise		Option	Not	Have
	Grant		(#)	(#)	Price		Expiration	Vested	Not
Name	Date		(Exercisable)	(Unexercisable)	($)		Date	(#)	Vested ($)(8)

Lea Anne S. Ottinger	11/29/2004	(1)	7,500	—	0.47	(7)	11/28/2014	—	—
	12/13/2005	(2)	1,633	—	2.39	(8)	12/12/2015	—	—
	6/30/2006	(2)	1,230	—	8.87		6/29/2016	—	—
	5/15/2008	(3)	7,500	—	19.06		5/14/2015	—	—
	5/6/2009	(3)	—	12,147	9.23		5/5/2016
Karen M. Rose	5/31/2006	(2)	22,500	—	5.56	(9)	5/30/2016	—	—
	6/30/2006	(2)	1,339	—	8.87		6/29/2016	—	—
	5/15/2008	(3)	7,500	—	19.06		5/14/2015	—	—
	5/6/2009	(3)	—	12,147	9.23		5/5/2016
Glen T Senk	11/29/2004	(2)	15,000	—	0.47	(7)	11/28/2014	—	—
	12/13/2005	(2)	1,633	—	2.39	(8)	12/12/2015	—	—
	6/30/2006	(3)	2,280		8.87		6/29/2016	—	—
	5/15/2008	(3)	7,500		19.06		5/14/2015	—	—
	5/6/2009	(3)	—	12,147	9.23		5/5/2016
Kristina M. Leslie	11/28/2007	(4)	—	22,000	19.75		11/27/2014	—	—
	5/15/2008	(3)	7,500	—	19.06		5/14/2015	—	—
	5/6/2009	(5)	—	—	—		—	6,501	79,507
Ross M Jones	5/6/2009	(3)	—	12,147	9.23		5/5/2016	—	—
Bradley M Bloom	5/6/2009	(3)	—	12,147	9.23		5/5/2016	—	—
Michael R. Egeck	9/16/2009	(6)	—	—	—		—	22,143	270,809
Ellen L Brothers	2/9/2009	(4)	—	117,500	3.77		2/8/2016	—	—
	5/6/2009	(5)						6,501	79,507
John S. Hamlin	3/10/2009	(6)	—	—	—		—	75,301	920,931
	5/6/2009	(5)	—	—	—		—	6,501	79,507

(1)	Options vest at a rate of 33.3% per year commencing on the first anniversary of the vesting start date of June 10, 2004.

(2)	Options vest at a rate of 33.3% per year commencing on the first anniversary of the grant date.

(3)	Options vest 100% on the first anniversary of the grant date.

(4)	Options vest 100% on the third anniversary of the grant date.

(5)	Restricted stock vests 100% on the first anniversary of the grant date.

(6)	Restricted stock vests 100% on the third anniversary of the grant date.

(7)	In connection with our June 2006 recapitalization, the compensation committee of the board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.71 to $0.47 to address in part the impact of the extraordinary dividend on the value of the options.

(8)	In connection with our June 2006 recapitalization, the compensation committee of the board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $3.61 to $2.39 to address in part the impact of the extraordinary dividend on the value of the options.

(9)	In connection with our June 2006 recapitalization, the compensation committee of the board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $8.43 to $5.56 to address in part the impact of the extraordinary dividend on the value of the options.

(10)	Represents unvested restricted stock awards under our 2006 Equity Incentive Award Plan multiplied by the closing price of our common stock on December 31, 2009, which is the last business day before our fiscal year ended on January 3, 2010. The ultimate value will depend on the value of our common stock on the actual vesting date.

The full grant date fair values of equity awards to our non-employee directors in the fiscal year ended January 3, 2010 are as follows:

	Options Awards(1)				Stock Awards(1)
		Number of				Grant
		Securities			# Shares	Date
		Underlying	Exercise	Grant Date	or Units	Fair
	Option/Award	Options	Price	Fair Value	of Stock	Value
Name	Grant Date	(#)	($)	($)	(#)	($)

Lea Anne S. Ottinger	5/6/2009	12,147	9.23	63,769
Karen M. Rose	5/6/2009	12,147	9.23	63,769
Glen T. Senk	5/6/2009	12,147	9.23	63,769
Kristina M. Leslie	5/6/2009				6,501	59,998
Ross M. Jones	5/6/2009	12,147	9.23	63,769
Bradley M. Bloom	5/6/2009	12,147	9.23	63,769
Michael R. Egeck	9/16/2009				22,143	249,972
Ellen L. Brothers	2/9/2009	117,500	3.77	248,771
	5/6/2009				6,501	59,998
John S. Hamlin	3/10/2009	—	—	—	75,301	249,999
	5/6/2009				6,501	59,998

(1)	See footnotes (2) and (3) under the “Director Compensation” table for a description of the assumptions used in calculating these amounts.

Summary of Non-Employee Director Compensation Program

Effective June 2007, the compensation committee of our board of directors established an annual cash compensation arrangement for our non-employee directors who are not affiliated with Berkshire Partners LLC under which each non-employee director not affiliated with Berkshire Partners LLC receives an annual $30,000 retainer for serving as a director. In addition, each of them receives $2,500 for attendance at each regular board meeting, $1,000 for attendance at each other board meeting (including monthly updates by phone) and $1,000 for attendance at each board committee meeting. In addition, the chairman of our audit committee receives an additional $10,000 per year and the chairman of our compensation committee receives an additional $5,000 per year. In addition to this cash compensation, we reimburse all non-employee directors for all reasonable out-of-pocket expenses arising out of performance of their duties as directors.

In November 2007, our board of directors approved an annual equity incentive award program for our non-employee directors pursuant to which we will grant each of them, at the time of the annual meeting of stockholders, either restricted stock, restricted stock units or non-qualified stock options, at their option, having a value of $60,000 at the time of grant, which will vest on the one-year anniversary of the date of grant. In November 2007, our board of directors also determined to grant an initial equity award to new non-employee directors of restricted stock, restricted stock units or non-qualified stock options, at each such director’s election, having a value of $250,000 on the date of grant, which would vest upon the three-year anniversary of such director’s appointment or election to the board of directors provided that such director continued to serve through such anniversary.

Corporate Governance

Corporate Governance Guidelines

The Company’s corporate governance documents, including current copies of the Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Code of Business Conduct and Ethics, are available, free of charge, in the investor relations section of our website at www.bareescentuals.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this Information Statement. We will also provide copies of these documents, free of charge, to any stockholder upon written request to Corporate Secretary, Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105.

Independence

The listing standards of Nasdaq require that a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the listed company’s board of directors. After review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, senior management and independent auditors, the board of directors has affirmatively determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Bradley M. Bloom, Ellen L. Brothers, John S. Hamlin, Ross M. Jones, Kristina M. Leslie, Lea Anne S. Ottinger, Karen M. Rose, Glen T. Senk and Michael R. Egeck. In making this determination, the board of directors found that none of these directors had a material or other disqualifying relationship with the Company.

Certain Relationships and Related Transactions

Since December 28, 2008, we have not been a participant in any transaction in which any of our directors, executive officers or holders of more than 5% of our capital stock (including related persons specified in Instructions to Item 404(a) of SEC Regulation S-K) had or will have a direct or indirect material interest, in which the amount involved in the transaction exceeds $120,000, other than compensation and employment arrangements described elsewhere in this Information Statement.

Pursuant to our Audit Committee Charter, the audit committee of our board of directors is responsible for reviewing and approving all transactions with related persons required to be disclosed pursuant to Item 404 of SEC Regulation S-K. We have not adopted written procedures for review of, or standards for approval of, these transactions, but instead, the audit committee of our board of directors intends to review such transactions on a case by case basis. Should we have the need to enter into a transaction with a related person, we would strive to obtain terms and pay or receive consideration, as applicable, in connection with the transactions that are comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

In addition, the compensation committee of our board of directors and/or our board of directors will review and approve all compensation-related policies involving our directors and executive officers.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our named executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. For more information regarding these agreements, see the section entitled “Director and Officer Indemnification and Insurance” contained in the Company’s Schedule 14D-9 and the exhibits thereto. In addition, we have purchased a directors’ and officers’ liability insurance policy that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

Committees of the Board of Directors

Audit Committee.  Our audit committee consists of Kristina M. Leslie, Lea Anne S. Ottinger and Karen M. Rose, each of whom is a non-management member of the board of directors. Ms. Rose serves as the chair of this committee. The board of directors has determined that Ms. Leslie, Ms. Ottinger and Ms. Rose satisfy the independence requirements Nasdaq and the SEC. The board of directors has determined that Ms. Rose and Ms. Leslie qualify as “audit committee financial experts” as that term is defined in the rules and regulations established by the SEC. The audit committee is governed by a written charter approved by the board of directors. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors, with internal financial personnel and with third-party consultants, who may be engaged to provide Sarbanes-Oxley-related consulting services, regarding these matters;

•	overseeing all internal audit work whether performed by internal financial personnel or by external providers;

•	appointing, approving compensation for, retaining and overseeing the work of our independent auditors and recommending to the board of directors the engagement of our independent auditors;

•	pre-approving audit and non-audit services of our independent auditors;

•	reviewing our audited annual financial statements, our unaudited interim financial statements and our periodic reports and discussing the financial statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing us audit services;

•	reviewing all related-party transactions for approval;

•	establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report for inclusion in the Company’s annual proxy statement.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Compensation Committee.  Our compensation committee consists of Bradley M. Bloom, Glen T. Senk, John S. Hamlin and Michael R. Egeck, each of whom is a non-management member of the board of directors. Mr. Bloom serves as the chair of this committee. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The compensation committee is governed by a written charter approved by the board of directors. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our equity incentive plans;

•	reviewing with management the compensation disclosure and analysis prior to its inclusion in our annual report on Form 10-K or proxy statement;

•	preparing the compensation committee report for inclusion in the Form 10-K or proxy statement; and

•	assisting the board of directors in identifying and evaluating candidates for key executive positions.

Our compensation committee meets at least four times annually and with greater frequency if necessary. The compensation committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the compensation committee to make presentations, provide financial or other background information or advice or otherwise participate in compensation committee meetings. Our chief executive officer may not participate in or be present during any deliberations or determinations of the compensation committee regarding her compensation. The charter of the compensation committee grants the compensation committee the authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants, and other external resources that the compensation committee considers necessary or appropriate in the performance of its duties. In particular, the compensation committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. During fiscal year 2009, the Compensation Committee engaged the Hay Group as compensation consultants. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail in the section entitled “Compensation Discussion and Analysis.”

Nominating/Corporate Governance Committee.  Our nominating/corporate governance committee consists of Ross M. Jones, Glen T. Senk and Ellen L. Brothers, each of whom is a non-management member of the board of directors. Mr. Jones served as the chair of the committee. The nominating/corporate governance committee is governed by a written charter approved by the board of directors. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	recommending membership of committees of the board of directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition;

•	recommending processes for annual evaluations of the performance of the board of directors and the chairman of the board of directors;

•	ensuring a succession plan is in place for the chief executive officer and other executive officers; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Communications with our Board of Directors

Our stockholders and other interested parties may communicate with the independent members of our board of directors or the chairperson of any of the committees of our board of directors by sending correspondence to the attention of the Independent Directors, the Audit Committee Chair, the Compensation Committee Chair or the Nominating/Corporate Governance Committee Chair, as the case may be, in each instance in care of the Corporate Secretary at Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Our Corporate Secretary will review each communication received in accordance with this process to determine whether the communication requires immediate action. The Corporate Secretary will forward all appropriate communications received, or a summary of such communications, to the appropriate board member(s) prior to the next regularly scheduled meeting of the board following the receipt of the communication. However, we reserve the right to disregard any communication that our Corporate Secretary determines is unduly hostile, threatening, illegal, does not reasonably relate to us or our business, or is similarly inappropriate (such as advertisements), and our Corporate Secretary has the authority to take other appropriate actions with respect to any such inappropriate communications. Our Corporate Secretary will summarize all correspondence not forwarded to our board of directors and make the correspondence available to our board for its review at our board of directors’ request.

Executive Officers

Set forth below are the names and ages of each of our current executive officers, their positions with the Company, and summaries of their backgrounds and business experience. (For information on the business experience of Ms. Blodgett, our Chief Executive Officer, see the section of this Information Statement entitled “Current Board of Directors.”)

Myles B. McCormick has served as our Chief Financial Officer since December 2004 and our Chief Operating Officer since March 2006. Prior to joining us, Mr. McCormick was Chief Financial Officer for The Gymboree Corporation, an apparel retailer, from February 2002 to December 2004 and Vice President of Finance from May 2001. Mr. McCormick is 38 years of age.

Simon P. Cowell has served as our SVP, Global Marketing & Brand since August 2009 and previously served as our Vice President of Marketing since February 2009. He was hired as Vice President of Merchandising in September 2008. Prior to joining us, Mr. Cowell served as Vice President Marketing Americas for The Body Shop, Inc., a beauty products retailer, from March 1999 to August 2007. Mr. Cowell is 42 years of age.

Compensation Discussion and Analysis

The compensation committee of the board of directors, comprised entirely of independent directors, administers our executive compensation programs. The role of the compensation committee is to oversee our compensation and benefit plans and policies, oversee the administration of our stock plans and review and approve annually all compensation decisions (including base salary, variable pay and long-term incentives) relating to all executive officers.

The compensation committee makes all compensation decisions affecting the compensation of our chief executive officer and our other named executive officers. Our chief executive officer annually reviews the performance of each member of our executive management team (other than the chief executive officer, whose performance is reviewed by the compensation committee). Our chief executive officer is responsible for making a recommendation regarding the base salary, bonus and long-term incentive compensation for each executive officer (other than herself) based upon such reviews. The thresholds for the bonus component of our named executive officers’ compensation are based upon the Company achieving certain EBITDA targets as more fully described below. The recommendations are presented to the compensation committee for its consideration, and the compensation committee makes a final determination regarding salary adjustments and annual award amounts to executives, including our chief executive officer.

We operate in a competitive, dynamic and challenging industry. Our compensation programs are intended to provide a link between the creation of stockholder value and the compensation earned by our named executive officers and has been designed to:

•	attract, motivate and retain superior talent;

•	encourage high performance and promote accountability;

•	ensure that compensation is commensurate with our performance and stockholder returns;

•	provide performance awards for the achievement of financial and operational targets and strategic objectives that are critical to our long-term growth; and

•	ensure that the executive officers have financial incentives to achieve growth in stockholder value.

To achieve these objectives, the compensation committee has implemented compensation plans that tie a substantial portion of the executives’ overall compensation to key financial goals. During fiscal year 2009, we began using net income before net interest expense, provision for income taxes, depreciation and amortization, or EBITDA, as the primary measure of Company performance.

The compensation committee establishes individual executive compensation at levels the committee believes are comparable with executives at other companies of similar size and stages of development that operate in consumer products, cosmetics and other retail industries, taking into account our relative performance and our own strategic goals.

The compensation of our named executive officers is comprised of base salaries, an annual corporate incentive cash bonus and long-term equity incentive awards, benefits and severance benefits. In determining specific components of compensation, the compensation committee considers individual performance, level of responsibility, skills and experience and other compensation awards or arrangements. In addition, great importance is placed on the results achieved by our executive management team as a whole. The compensation committee reviews and approves all elements of compensation for all of our named executive officers taking into consideration recommendations from our management as well as information regarding compensation levels at competitors in our industry.

Our compensation committee annually performs a review of our compensation policies, including policies and strategy relating to executive compensation, and the appropriate mix of base salary, bonuses and long-term incentive compensation. The compensation committee also reviews and approves all annual bonus, long-term incentive compensation, equity incentive award, employee pension and welfare benefit plans (including our 401(k) plan, equity plans and corporate bonus plan).

Our chief executive officer, chief financial officer and chief operating officer, and vice president of human resources set salaries and bonus opportunities for employees below the level of vice president and make recommendations with respect to equity incentive awards to employees at these levels. They also make recommendations with respect to salary, bonus eligibility and equity incentive awards for our senior vice presidents and executive officers. Our chief executive officer, chief financial officer and chief operating officer, and vice president of human resources also gather information and provide compensation recommendations in response to requests from the compensation committee. Notwithstanding this input and these recommendations, the compensation committee determines the compensation of our named executive officers in executive session.

In order to ensure that we continue to remunerate our executives appropriately, our compensation committee has retained Hay Group, a leading human resource and compensation consulting firm, as our compensation consultant to review our policies and procedures with respect to executive compensation. In its role as our compensation consultant, Hay Group has provided:

•	a general review of competitiveness of compensation for corporate positions at the manager level and above, focusing on market pay by level;

•	an analysis of pay mix (salary, short-term and long-term incentives) by level;

•	a review of, and recommendations on, our bonus plan design and award size for corporate employees; and

•	recommendations on long-term incentive vehicles, eligibility and award size.

In connection with its compensation analysis, Hay Group provides data at the 25th, 50th and 75th percentiles using Hay Group’s Retail Compensation Survey. With respect to short-term and long-term incentive programs, Hay Group reviewed our current bonus and long-term incentive programs and identified opportunities for enhancing the design, particularly given the substantial changes in the macroeconomic conditions and market practices. They have also provided information on market practices for both short-term and long-term incentive plans and alternatives for us to consider. Hay Group works with our management in conducting this project, and discussed market trends and recommendations directly with the compensation committee members.

Management and the compensation committee have historically used market surveys and competitive data gathered internally and by consultants in making decisions affecting compensation. Management and the compensation committee have reviewed data focused on consumer products companies, cosmetics companies, retail companies and companies located in the San Francisco Bay Area. The compensation committee has not identified a specific set of peer companies against which we benchmark compensation.

Elements of Compensation

Our compensation program for our named executive officers consists of the following elements:

Base Salary.  Base salaries for our named executive officers are generally established based on the scope of the executive’s responsibilities, level of experience and individual performance, taking into account both external competitiveness and internal equity considerations. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. This review occurs in the first quarter of each year. The compensation committee generally targets base salary at or about the 50th percentile of the Retail Compensation Survey, as adjusted for an individual’s experience, performance and scope of responsibility. Together with the annual cash bonus and long-term incentive compensation reflecting the relative strength of Company performance, overall compensation is generally targeted at the 75th percentile of the Hay Group’s Retail Compensation Survey. In March 2009, the compensation committee determined that the base salary paid to our named executive officers would not be increased for fiscal year 2009.

Corporate Bonus Plan.  Each year we establish a corporate bonus plan to promote the achievement of Company financial performance objectives and to incentivize achievement of individual and business unit performance objectives. In March 2009, the board of directors resolved to change the primary measure of our financial performance from earnings per share to EBITDA. Accordingly, in fiscal year 2009, we used EBITDA to measure our performance when determining management bonuses. EBITDA facilitates performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense).

Target bonus opportunities are established as a percentage of base salary, using survey data for individuals in comparable positions and markets as well as internal comparisons. We believe that providing substantial bonus opportunities as a percentage of compensation ties the executive’s compensation to the goals of increasing our sales and profitability and aligning management’s incentives with those of our stockholders. Bonus amounts are intended to provide total cash compensation at the market median for individuals in comparable positions and markets when target performance is achieved and above the market median when outstanding financial and operational results are achieved.

For the fiscal year ended January 3, 2010, Ms. Blodgett’s target bonus was set at 100% of her base salary and Mr. McCormick’s target bonus was set at 75% of his base salary. Mr. Cowell’s target bonus was set at 40% of his base salary and was subsequently adjusted to 50% of his base salary as a result of his promotion on August 24, 2009 from Vice President of Marketing to SVP, Global Marketing & Brand. Mr. Dadario’s target bonus had been set at 60% of base salary, however his employment with the Company terminated effective July 14, 2009. At the beginning of each year, the compensation committee establishes target performance levels for the Company. Under the 2009 corporate bonus plan, bonus amounts for Ms. Blodgett and Mr. McCormick are set solely based on Company performance. 75% of Mr. Cowell’s bonus is based on Company performance, with the remaining 25% based on Mr. Cowell’s individual performance against predetermined Company goals. For all other employees, bonus amounts depend on our year-end financial results and the individual’s performance against predetermined Company goals.

Under the 2009 corporate bonus plan, the EBITDA targets were set by the board of directors at levels in line with our internal budget. If we achieve less than 91.5% of the EBITDA target established by our board of directors at the beginning of the year, no participant will be eligible to receive any specific bonus amount, but 25% of the target bonus amount will be accrued for discretionary bonuses to be determined by our compensation committee with input and guidance from our named executive officers. If we achieve the 91.5% threshold of the EBITDA target, the 2009 corporate bonus plan will pay 25% of the target bonus amount. If our EBITDA target is fully achieved, the plan will pay the target bonus amount. If we achieve an EBITDA between the threshold and target, the percentage of the target bonus amount to be paid will be determined ratably. If we achieve more than the EBITDA target goal, actual bonuses as a percentage of target bonus amounts will be determined ratably up to a maximum of 200% of the target bonuses. For example, if actual EBITDA in fiscal year 2009 is 113% of target EBITDA, participants will be eligible to receive actual bonuses up to 200% of their target bonuses. For fiscal year 2009, the bonus opportunity was capped at 200% of target bonuses.

As of the date of this Schedule 14D-9, actual EBITDA for fiscal year 2009 has not yet been finally determined and the fiscal year 2009 bonus payout is not yet calculable.

Long-Term Incentive Compensation.  We believe that long-term incentives are an integral part of the overall executive compensation program and that long-term performance is enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. We have designed our long-term incentive compensation to provide opportunities for executives and employees to achieve total compensation levels in the top quartile of the market for outstanding Company performance. Our corporate strategy is to increase stockholder value and earnings per share each year by expanding our brand and sales globally. Therefore, by having a competitive long-term incentive compensation structure, we are able to provide incentives to our employees to continue to seek opportunities to maximize our growth. We have historically elected to use stock options as the primary long-term equity incentive vehicle, and, in 2007, the board of directors adopted stock ownership guidelines for certain of our executives. While cash compensation and bonuses provide incentive for our full-time employees to encourage near-term growth and outstanding individual performance, equity incentive awards provide incentives for longer-term growth.

Stock Options.  Our 2006 Equity Incentive Award Plan, or the 2006 plan, authorizes us to grant options to purchase shares of our common stock to our employees, directors and consultants. We also have options outstanding under our 2004 Equity Incentive Plan, or the 2004 plan, but will not grant additional options or make any other equity awards under the 2004 plan. Our compensation committee oversees the administration of our equity incentive plans. Historically, our board of directors and compensation committee have made stock option grants at an employee’s commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention objectives. The compensation committee also granted “make whole” options in connection with our recapitalizations between June 2004 and June 2006 to address, in part, the impact of the extraordinary dividends on the value of outstanding options. In making such awards, the compensation committee considered the recommendations of members of senior management.

In November 2007, the compensation committee adopted long-term incentive guidelines providing for ranges of stock option grants to be made to executives and other employees upon hiring and promotion, and stock option grants to be made on an annual or periodic basis. The compensation committee determined to adopt the long-term incentive guidelines with respect to equity awards by considering market practices noted in market surveys. In addition, the compensation committee also evaluated the age and exercise prices of the options already granted to the Company’s employees. The “make whole” options granted between June 2004 and 2006 will fully vest between June 2009 and June 2011, and therefore, the compensation committee determined, that in order to keep the desired equity incentive structure, we needed to provide additional equity incentives to our employees.

In 2009, the named executive officers were awarded stock options and restricted stock in the amounts indicated in the section of this Information Statement entitled “Grants of Plan-Based Awards.” All stock options granted by us prior to our initial public offering on September 29, 2006 were made at the fair market value (as determined by the board of directors) of our common stock on the respective grant dates. Since our initial public offering on September 29, 2006, we have made option grants based on the closing market value of our stock as reported on Nasdaq on the date of grant. Our stock options are non-qualified stock options and those granted prior to November 2007 typically vest 20% per year based upon continued employment over a five-year period, and generally expire ten years after the date of grant. In November 2007, after considering the Hay Group’s recommendation of current trends, the compensation committee approved new comprehensive long-term incentive guidelines whereby stock options would typically vest 25% per year based upon continued employment over a four-year period and generally expire seven years after the date of grant.

In the event that the transactions contemplated by the Merger Agreement are not consummated, we expect to continue to use stock options as our primary long-term incentive compensation because:

•	stock options and the related vesting period help attract and retain executives;

•	the value received by the recipient of a stock option is based on the growth of the stock price; therefore, stock options enhance the executives’ incentive to increase our stock price and maximize stockholder value; and

•	stock options help to provide a balance to the overall executive compensation program as base salary and our annual bonus plan focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term.

In determining the number of shares covered by stock options to be granted to executives, as set forth in the long-term incentive guidelines, we take into account the individual’s position, scope of responsibility, ability to affect profits and impact stockholder value and the value of stock options in relation to other elements of the individual executive’s total compensation. In December 2006, we adopted a policy regarding equity awards, which the compensation committee amended in November 2007 as described below. This policy remained in effect during 2009 and was not changed. Under this policy, as amended, our full board of directors takes action with respect to any equity awards made to our chief executive officer and our non-employee directors. The compensation committee grants stock options and other equity awards to employees at the level of vice president and above, including promoted employees and newly eligible employees. The policy further provides that, subject to limited exceptions, grants of equity awards made to promoted employees are made at quarterly meetings of the compensation committee and routine, annual grants are made during the first open trading window under our insider trading plan following annual performance reviews of our employees and executives.

The chief executive officer may make grants of options to newly hired employees at the director level and below, provided that such grants are to be within the ranges specified in the long term incentive guidelines in an amount to any individual not greater than 10,000 options and in an aggregate amount not to exceed 50,000 options in any given month. Grants to newly hired employees are generally made on the 15th of each month (or the next business day when the 15th of the month falls on a weekend or a holiday) with respect to new hires occurring in the immediately preceding month.

Restricted Stock and Restricted Stock Units.  Our 2006 plan authorizes us to grant restricted stock and restricted stock units. To date, we have granted a restricted stock award to Mr. Dadario upon his joining the Company and to Mr. Hamlin upon his appointment to our board of directors. To date, we have granted restricted stock units to Mr. Egeck upon his appointment to our board of directors and to Mr. Hamlin, Ms. Leslie and Ms. Brothers related to their service on our board of directors in 2009.

401(k) Defined Contribution Plan.  All eligible full-time and part-time employees who meet certain age and service requirements may participate in our 401(k) Retirement Savings Plan, or the 401(k) plan. Under the 401(k) plan, participants are permitted to make voluntary employee contributions and the Company may make discretionary matching contributions. Participant contributions under the 401(k) plan are fully vested at all times and any discretionary contributions made by us generally vest equally over the first three years of service and are fully vested thereafter. Participant contributions under the 401(k) plan are fully vested at all times and any discretionary contributions made by us vest in accordance with a vesting schedule as provided in the 401(k) plan.

In fiscal year 2009, we made discretionary matching contributions to the 401(k) plan equal to 100% of each participating employees’ contributions up to 2% of the employee’s compensation per pay period. In fiscal year 2009, Mr. Dadario and Mr. Cowell were the only named executive officers who participated in the 401(k) plan. We made discretionary matching contributions in the amount of $5,495 for Mr. Dadario in connection with his contributions to the plan during fiscal year 2009 and discretionary matching contributions in the amount of $5,276 for Mr. Dadario in connection with his contributions to the plan during fiscal year 2008. Mr. Dadario forfeited $7,029.67 in discretionary matching contributions as a result of the termination of his employment effective July 14, 2009. We made discretionary contributions in the amount of $5,495 for Mr. Cowell in connection with his contributions to the plan during fiscal year 2009.

Non-Qualified Deferred Compensation Plan.  Under the terms of the Company’s deferred compensation plan, our eligible highly compensated employees at the vice president and director levels and above, including each of our named executive officers, may elect to defer the receipt of a portion of the base salary and/or bonus they would otherwise have received when earned. Specifically, participants in the deferred compensation plan may elect to contribute 1% to 50% of their base salary and 1% to 100% of their annual corporate bonus, with the minimum deferral amount equal to $2,500. The participant is, at all times, fully vested in his or her own deferrals. We may, but are not obligated to, contribute to the deferred compensation plan on behalf of employees in the form of discretionary contributions, contributions matching the deferrals made by participants, or both. Participants become vested in any Company contributions (and any gains thereon) over a period of five years of service, with participants becoming fully vested in any Company contributions the event of their death or disability, termination of the plan, certain terminations of employment following a change in control or the participant reaching the “retirement” age of 65. We did not make matching contributions for fiscal year 2009.

Amounts deferred under the deferred compensation plan are deemed invested in the investment funds selected by the participant from the various funds available under the deferred compensation plan. The funds in the deferred compensation plan offer substantially the same asset classes as are available under our 401(k) plan, except that the offered funds are managed by different fund families. Participants may make changes in the allocations of their deferred compensation accounts on a monthly basis, provided that the deferred compensation plan limits the number of fund changes a participant can make within each calendar quarter, whereas our 401(k) plan does not have such limitations. Deferrals are adjusted for earnings and losses in the deemed investments.

Upon termination of a participant’s employment with us (including a termination after reaching retirement age), the participant will receive a distribution in the form of either two equal annual installments or a lump sum payment, as previously elected by the participant. In the event of the participant’s death or disability prior to the participant’s termination of employment, the participant or participant’s beneficiary will receive a lump sum distribution. Payments may also be made in the event of an unforeseeable financial emergency at the discretion of the board of directors. Any payments upon a termination of employment will be made within 90 days of the termination date and as required under Section 409A of the U.S. Internal Revenue Code of 1986, as amended.

In fiscal year 2009, no named executive officer participated in this plan.

Other Benefits.  Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees. We also offer to senior management, including our named executive offers, additional benefits, such as paid commuter and parking costs. The compensation committee believes that these perquisites are less generous than our competitors’ practices and are consistently administered by level.

Transaction Bonus Plan.  In January 2010, in connection with the Merger, the board of directors established a Transaction Bonus Plan, attached as Exhibit (e)(3) to the Company’s Schedule 14D-9, in which certain employees, including our named executive officers, who are critical to the Company’s success and whose retention is necessary to ensure a smooth transition in connection with the Merger and the future success of the Company, may participate. Upon the consummation of the transactions contemplated by the Merger Agreement, the Transaction Bonus Plan provides for the payment by the Company to plan participants of cash bonuses in an aggregate amount not to exceed $1,119,000, with the individual amounts of such cash bonuses and the eligibility criteria for participation in such Transaction Bonus Plan determined by the board of directors in its reasonable discretion. The board of directors approved transaction bonuses to Ms. Blodgett, Mr. McCormick and Mr. Cowell of $125,655, $90,940, and $57,920, respectively.

Stock Ownership Guidelines

In June 2007, the board of directors adopted stock ownership guidelines to help ensure that our chief executive officer and other executive officers remain focused on the long-term interests of our stockholders and our long-term strategic objectives. These guidelines are as follows:

•	within five years from the earlier of hire date or implementation of the stock ownership guidelines, our chief executive officer must own or hold shares, restricted stock or stock options having an aggregate market value equal to eight times the annual salary then in effect during that year for our chief executive officer; and

•	within five years from the earlier of hire date or implementation of the stock ownership guidelines, our chief financial officer and chief operating officer must own or hold shares, restricted stock or stock options having an aggregate market value equal to five times the annual salary then in effect during that year for our chief financial officer and chief operating officer.

These guidelines are subject to modification in situations involving dramatic and unexpected changes in stock price or other circumstance our board of directors deems appropriate.

Compensation Committee Report

The Compensation Committee of the board of directors issues the following report for inclusion in the Company’s Information Statement.

1. The committee has reviewed and discussed the Compensation Discussion and Analysis with management.

2. Based on this review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Information Statement.

Bradley M. Bloom, Chair

Glen T. Senk

John S. Hamlin

Michael R. Egeck

NO PORTION OF THE FOREGOING REPORT SHALL BE DEEMED “SOLICITING MATERIAL” OR INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT, EXCEPT TO THE EXTENT THAT BARE ESCENTUALS, INC. SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE. IN ADDITION, THIS REPORT SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Summary Compensation Table

The individuals named in the following tables are described elsewhere in this information statement as the “named executive officers,” and they include the Company’s principal executive officer, principal financial officer, and the other most highly compensated executive officer of the Company for 2009, together with our former President of Retail, Mr. Dadario, who would have been one of our most highly compensated executive officers if he had remained employed until the end of the most recent fiscal year.

It is important to note that the amounts represented in the “Total” column were not entirely earned in the years represented, and portions of those amounts may never be earned. The amounts represented in the columns entitled “Stock Awards” and “Option Awards” represent the accounting valuation of these awards. The amounts do not necessarily represent the value the executive may actually receive.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Compensation		Total
Name and Principal Position	Year	($)	($)	($)(4)	($)(4)	($)(5)	($)		($)

Leslie A. Blodgett	2009	716,004	—	—	1,522,388	—	29,618	(6)	2,268,010
Chief Executive Officer	2008	702,691	—	—	2,084,965	—	29,410	(6)	2,817,066
	2007	681,123	—	—	2,084,965	650,00	47,126	(6)	3,463,214
Myles B. McCormick	2009	445,924	—	—	665,437	—	21,856	(7)	1,133,217
Executive Vice President,	2008	429,620	—	—	555,146	—	15,130	(7)	999,896
Chief Financial Officer and	2007	392,308	—	—	449,369	300,000	18,442	(7)	1,160,119
Chief Operating Officer
Simon P. Cowell	2009	272,981 (2)	—	—	79,020	—	13,794	(8)	365,795
SVP, Global Marketing & Brand
Michael Dadario	2009	229,488	—	106,981	(799)	—	17,032	(9)	352,702
President of Retail(1)	2008	209,421	260,000 (3)	144,956	799	—	17,620	(9)	632,796

(1)	Mr. Dadario commenced employment in June 2008 and terminated employment effective July 14, 2009.

(2)	Mr. Cowell’s annualized salary reflects adjustments made in fiscal year 2009. Mr. Cowell’s original annual salary was set at $200,000 for fiscal year 2009 and was subsequently adjusted to $215,000 effective February 2, 2009 in connection with his promotion to Vice President of Marketing, to $275,000 effective June 15, 2009, and to $325,000 effective August 24, 2009 in connection with his promotion to SVP, Global Marketing & Brand.

(3)	Amount includes a guaranteed incentive bonus of $140,000 and a one-time signing bonus of $120,000 paid upon commencement of Mr. Dadario’s employment.

(4)	Amounts reflect the dollar amount recognized for financial statement reporting purposes for fiscal years 2009, 2008 and 2007 associated with the named executive officer’s options and stock awards, calculated in accordance with ASC 718 for financial statement reporting purposes and do not reflect whether the recipient has actually realized a financial benefit from the awards . Includes amounts attributable to awards granted in and prior to the applicable year. Pursuant to SEC rules, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the “Grants of Plan-Based Awards” table below for more information regarding stock option and stock awards granted in 2009. See Note 2 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2008 for a discussion of the assumptions made in determining grant date fair value and compensation costs of equity awards. For our 2009 fiscal year, the weighted-average assumptions are: expected dividend rate 0.0%; expected volatility 73.0%; risk-free interest rate 2.0% and expected lives (years) 4.0 to 4.75.

(5)	Non-equity incentive plan compensation amounts for the 2009 fiscal year are not calculable as of the date hereof. The Company expects to determine the level of achievement of the EBITDA and other performance goals associated with fiscal year 2009 annual bonuses in February 2010.

(6)	Amount for fiscal year 2009 includes $15,088 for car allowance and parking and $14,530 in employer contributions for medical, dental, life insurance and disability benefits. We provide all employees with access to Perkline, an on-line discount website. Amount for fiscal year 2008 includes $14,880 for car allowance and parking and $14,530 in employer contributions for medical, dental, life insurance and disability benefits. Amount for fiscal year 2007 includes $28,690 in employer contributions for medical, dental, life insurance and disability benefits, $14,640 for car allowance and parking and $3,796 for personal use of executive assistant approximately 5% of the time.

(7)	Amount for fiscal year 2009 includes $11,084 in employer contributions for medical, dental, life insurance and disability benefits, $6,692 in accrued vacation payout and $4,080 for parking. We provide all employees with access to Perkline, an on-line discount website. Amount for fiscal year 2008 includes $11,050 in employer contributions for medical, dental, life insurance and disability benefits and $4,080 for parking. Amount for fiscal year 2007 includes $14,602 in employer contributions for medical, dental, life insurance and disability benefits and $3,840 for parking.

(8)	Amount for fiscal year 2009 includes $5,495 discretionary matching contribution made by us under our 401(k) plan (of which $1,813.35 was vested as of January 3, 2010), $4,665 in employer contributions for medical, dental, life insurance and disability benefits and $3,634 in commuting benefits. We provide all employees with access to Perkline, an on-line discount website.

(9)	Amount for fiscal year 2009 includes $7,280 for car allowance and parking, $5,127 in discretionary matching contributions made by us under our 401(k) plan and $4,625 in employer contributions for medical, dental, life insurance and disability benefits. We provide all employees with access to Perkline, an on-line discount website. Amount for fiscal year 2008 includes $6,840 for car allowance and parking, $5,504 in employer contributions for medical, dental, life insurance and disability benefits and $5,276 in discretionary matching contributions made by us under our 401(k) plan (none of which was vested as of the fiscal year ended December 28, 2008). Mr. Dadario forfeited $7,029 in discretionary matching contributions as a result of the termination of his employment effective July 14, 2009.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to our named executive officers for the 2009 fiscal year ended January 3, 2010.

								All	All
								Other	Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise	Date Fair
		Estimated Future Payouts			Estimated Future Payouts			Number	Number of	or Base	Value of
		Under Non-Equity Incentive			Under Equity Incentive			of Shares	Securities	Price of	Stock and
		Plan Awards			Plan Awards			of Stock	Underlying	Options	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Option	Awards	Awards
Name	Date	($)	($)	($)(3)	($)	($)	($)	(#)	(#)	($/Sh)	($)(4)

Leslie A. Blodgett	—	175,000	700,000	1,400,000	—	—	—	—	—	—	—
Myles B. McCormick	—	81,563	326,250	652,500	—	—	—	—	—	—	—
Simon P. Cowell(1)	—	29,488	117,953	235,906	—	—	—	—	—	—	—
	9/16/2009	—	—	—	—	—	—	—	60,000	11.29	407,472
Michael Dadario(2)	—	34,423	137,693	275,386	—	—	—	—	—	—	—

(1)	Mr. Cowell’s bonus opportunity was originally set at 40% of his base salary then adjusted to 50% as described above in the section titled “Elements of Compensation — Corporate Bonus Plan.” The amounts in the table above reflect bonus opportunities calculated using 40% of base salary through August 23, 2009 and 50% thereafter.

(2)	Mr. Dadario’s employment with the Company terminated on July 14, 2009, resulting in the forfeiture of his plan-based awards for the 2009 fiscal year ended January 3, 2010. The amounts of estimated future payouts under non-equity incentive plan awards represent the amounts that Mr. Dadario could have earned under the plan had he remained employed with the Company through January 3, 2010.

(3)	The maximum amount of our named executive officers’ bonus opportunities under the 2009 corporate bonus plan was capped at 200% of base salary. For a description of these awards, see the “Compensation Discussion and Analysis” section of this Information Statement.

(4)	Amount reflects the full grant date fair value of each target equity award computed in accordance with ASC 718 for financial statement reporting purposes and does not reflect whether the recipient has actually realized a financial benefit from the awards. For our 2009 fiscal year, the weighted-average assumptions using a Block-Scholes model made by the Company in determining grant date fair value are: expected dividend rate 0.0%; expected volatility 73.0%; risk-free interest rate 2.0% and expected lives (years) 4.0 to 4.75.

Discussion of Summary Compensation and Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described above in the section entitled “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements and Arrangements

Employment Agreement.  We originally entered into an employment agreement with Leslie A. Blodgett as our chief executive officer on May 3, 2004, and subsequently amended that agreement on August 2, 2005 and May 31, 2006. On December 19, 2008, we entered into an amended and restated employment agreement with Ms. Blodgett. Pursuant to her employment agreement, Ms. Blodgett is required to devote her full business time and her best efforts, business judgment, skill and knowledge exclusively to our business and affairs. However, she is permitted to continue her membership in the Young Presidents Organization, join two additional corporate boards of entities that are not our competitors and continue her membership and involvement in an advisory capacity with JH Partners, LLC. Her base salary set forth in her employment agreement is $700,000, retroactive to January 1, 2008 and may be adjusted annually for cost of living increases as determined by the compensation committee of the board of directors, in its sole discretion. She is also eligible for an annual bonus at the 100% target level under our annual bonus plan. The amended and restated employment agreement has an initial term through December 31,

2009 and provides for automatic one-year extensions unless either party provides the other with written notice 60 days prior to the end of the term. Ms. Blodgett’s employment agreement also contains a nonsolicitation clause pursuant to which she may not, for a period of 18 months following her termination of employment, solicit for hire or attempt to hire any employee of the Company or encourage any employee of the Company to terminate employment. For a discussion of the amounts payable to Ms. Blodgett under the employment agreement upon termination of her employment, see the section entitled “Additional Severance and Change in Control Provisions — Leslie A. Blodgett” below.

Name and Likeness License.  We have entered into a Name and Likeness License Agreement with Ms. Blodgett pursuant to which she has granted us an exclusive, worldwide license to use her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. The license is royalty-free and perpetual, except as described below. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we will generally have the right to develop and register in our name, trademarks that incorporate Ms. Blodgett’s name and likeness and to use exclusively these marks in our business. If Ms. Blodgett ceases to serve as an officer of the Company in a general management role, we will continue to have the license rights contemplated by the license agreement, including the right to use those marks for any new business, as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Blodgett ceased to serve as an officer.

In the event that we terminate Ms. Blodgett’s employment without “cause” or she terminates her employment for “good reason,” each as defined in her employment agreement, the license will cease to be exclusive, and we will be limited in our ability to create new marks incorporating her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. In these circumstances, Ms. Blodgett would receive the right to use her name in other businesses that could directly compete with us. If Ms. Blodgett’s employment terminates under these circumstances, Ms. Blodgett would receive a 1% royalty on net revenues we derive from any of our products or services bearing any of the licensed marks. Ms. Blodgett will have the right to terminate the license agreement on 180 days notice beginning three years after the later of her ceasing to be an officer of the Company in a general management role or ceasing to be a member of the board of directors; provided that we will retain a perpetual, non-exclusive license to use the intellectual property covered by the license agreement in products or services we sold or provided prior to her ceasing to be an officer, including following a termination of the license agreement. Either party may terminate the license agreement upon a material breach by the other party, following notice and an opportunity to cure. The license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties.

Severance Rights Agreement.  On December 18, 2008, we entered into a Severance Rights Agreement with Mr. McCormick that provides for certain payments following termination of employment. For a discussion of those arrangements, see the section entitled “Additional Severance and Change in Control Provisions — Myles B. McCormick,” below.

Effect of the Merger on the Agreements Described Above.

On January 14, 2010, each of Leslie Blodgett and Myles McCormick entered into an employment agreement with the Company to continue his or her employment with the Company following the closing of the Merger. The employment agreements, which are effective and contingent upon the consummation of the Merger, contain terms relating to the employment of the executive officers following the Effective Time of the Merger. Further information relating to the compensation of the named executive officers in connection with the Merger is disclosed in the Company’s Schedule 14D-9 and exhibits filed in connection with the tender offer.

Employee Benefit Plans

2006 Equity Incentive Award Plan.  Under the 2006 Equity Incentive Award Plan, or the 2006 plan, a total of 4,500,000 shares of our common stock (or the equivalent in other equity securities) have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, including the number of shares remaining available for future awards under our 2004 Equity Incentive Plan as of September 28, 2006, the effective date of the 2006 plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2006 plan will be increased by the number of shares represented by awards outstanding under our 2004 Equity Incentive Plan that are forfeited or cancelled, or that expire or terminate, on or after September 28, 2006, including any shares that are forfeited by the holder or repurchased by the Company pursuant to the terms of the relevant award agreement at a price not greater than the original purchase price paid. As of January 3, 2010, options to purchase a total of 11,913 shares of our common stock had been exercised, options to purchase 1,748,123 shares of our common stock were outstanding and 3,972,603 shares of our common stock remained available for grant. As of January 3, 2010, the outstanding options were exercisable at a weighted average exercise price of $11.11 per share.

The administrator of the 2006 plan is authorized to provide for the acceleration of vesting and/or cash-out, termination, assumption, substitution or conversion of awards under the 2006 plan in the event of a change in control or certain other unusual or nonrecurring events or transactions, and may make appropriate adjustments to such awards. In addition, the administrator of the 2006 plan will also have complete discretion to structure one or more awards under the 2006 plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards, but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

We filed a registration statement with the SEC on Form S-8 covering the shares of our common stock issuable under the 2006 plan.

2004 Equity Incentive Plan.  We adopted our 2004 Equity Incentive Plan, or the 2004 plan, in June 2004. We initially reserved a total of 11,564,718 shares of our common stock for issuance under the 2004 plan. As of January 3, 2010, options to purchase a total of 4,367,543 shares of our common stock had been exercised, options to purchase 3,126,307 shares of our common stock were outstanding and zero shares of our common stock remained available for grant. As of January 3, 2010, the outstanding options were exercisable at a weighted average exercise price of $2.39 per share.

No additional awards have been granted under the 2004 plan and no additional awards will be granted under the 2004 plan. The shares represented by awards outstanding under the 2004 plan that expire without having been exercised or that are cancelled, forfeited or repurchased, if any, will become available for grant under the 2006 plan.

In the event of certain “covered transactions,” as defined in the 2004 plan, where the acquiror does not assume or replace awards granted under the 2004 plan, awards issued under the 2004 plan will terminate as of the date of the change in control. Our compensation committee may make appropriate adjustments to awards under the 2004 plan and is authorized to provide for the acceleration, cash-out, assumption, substitution or conversion of such awards.

All of the option agreements for time-vesting nonqualified stock options, or NQSOs, granted under the 2004 plan provide that such options will become vested and exercisable in full upon the occurrence of a covered transaction. Further, the option agreements for all outstanding performance-vesting NQSOs provide that the time-vesting criteria of such options will be deemed fully satisfied on the consummation of a “qualifying sale transaction,” as defined in the 2004 plan.

We filed a registration statement with the SEC on Form S-8 covering the shares of our common stock issuable under the 2004 plan.

Equity Compensation Plan Information

The following table sets forth information regarding the securities authorized for issuance under our equity compensation plans as of January 3, 2010.

Number of Securities
Remaining Available
	Number of		for Future Issuance
	Securities	Weighted-Average	Under Equity
	to be Issued Upon	Exercise Price of	Compensation Plans
	Exercise of	Outstanding	(Excluding Securities
	Outstanding Options,	Options, Warrants	Reflected in Column
Plan Category	Warrants and Rights	and Rights	(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	4,874,430	$5.526	3,972,603
Equity compensation plans not approved by security holders	—	—	—
Total	4,874,430	$5.526	3,972,603

Effect of the Merger on the Employee Benefit Plans Described Above

Pursuant to the Merger Agreement (i) each stock option granted by the Company to acquire Shares that is outstanding and unexercised immediately prior to the Effective Time will vest in full and be cancelled and converted into the right to receive an amount in cash equal to the number of Shares subject to the unexercised portion of such option immediately prior to such time, multiplied by an amount equal to the Per Share Amount less the applicable exercise price; provided, however, that if the exercise price per Share under any such option is equal to or greater than the Per Share Amount, then such option will be cancelled for no consideration, (ii) each Share that is subject to a risk of forfeiture (each, a “Restricted Share”) that is outstanding immediately prior to the Effective Time will vest in full and be converted into the right to receive the Per Share Amount and (iii) each right to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held for issuance under the Company’s equity incentive plans, other than Options and Restricted Shares (the “Company Awards”), will vest in full and be converted into a right to receive an amount in cash equal to the product of the number of Shares subject to such Company Award (and assuming target levels of achievement under the respective award agreement and Company equity incentive plans) multiplied by the Per Share Amount less any exercise price.

Outstanding Equity Awards at Fiscal Year-End 2009

	Option Awards							Stock Awards
											Equity
										Equity	Incentive
										Incentive	Plan
										Plan	Awards:
										Awards:	Market
				Equity						Number	or Payout
				Incentive					Market	of	Value of
				Plan				Number	Value of	Unearned	Unearned
				Awards:				of Shares	Shares	Shares,	Shares,
		Number of	Number of	Number of				or Units	or Units	Units or	Units or
		Securities	Securities	Securities				of Stock	of Stock	Other	Other
		Underlying	Underlying	Underlying				That	That	Rights	Rights
	Option/	Unexercised	Unexercised	Unexercised	Option			Have	Have	That	That
	Award	Options	Options	Unearned	Exercise		Option	Not	Not	Have Not	Have Not
	Grant	(#)	(#)	Options	Price		Expiration	Vested	Vested	Vested	Vested
Name	Date	(Exercisable)	(Unexercisable)	(#)	($)		Date	(#)	($)	(#)	($)

Leslie A. Blodgett	7/22/2004(1)	1,010,250	—	—	0.47	(3)	7/21/2014	—	—	—	—
	7/22/2004(1)	531,710	—	—	0.47	(3)	7/21/2014	—	—	—	—
	12/13/2005(1)	145,921	48,640	—	2.39	(4)	12/12/2015	—	—	—	—
	6/30/2006(1)	140,210	140,209	—	8.87		6/29/2016	—	—	—	—
Myles B. McCormick	12/30/2004(1)	312,000	—	—	0.47	(3)	12/29/2014	—	—	—	—
	12/30/2004(1)	48,000	—	—	0.47	(3)	12/29/2014	—	—	—	—
	4/4/2005(1)	20,160	6,720	—	0.64	(5)	4/3/2015	—	—	—	—
	4/4/2005(1)	37,440	12,480	—	0.64	(5)	4/3/2015	—	—	—	—
	12/13/2005(1)	26,485	6,621	—	2.39	(4)	12/12/2015	—	—	—	—
	6/30/2006(1)	48,825	32,548	—	8.87		6/29/2016	—	—	—	—
	3/12/2008(2)	12,500	37,500	—	24.34		3/11/2015	—	—	—	—
	12/22/2008(2)	31,250	93,750	—	4.30		12/21/2015	—	—	—	—
Simon P. Cowell	9/15/2008(2)	7,125	21,375	—	11.00		9/14/2015	—	—	—	—
	12/22/2008(2)	3,750	11,250	—	4.30		12/21/2015	—	—	—	—
	9/16/2009(2)	—	60,000	—	11.29		9/15/2016	—	—	—	—

(1)	Options vest annually at a rate of 20% per year commencing on the first anniversary of the grant date.

(2)	Options vest annually at a rate of 25% per year commencing on the first anniversary of the grant date.

(3)	In connection with our June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.71 to $0.47 to address in part the impact of the extraordinary dividend on the value of the options.

(4)	In connection with our June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $3.61 to $2.39 to address in part the impact of the extraordinary dividend on the value of the options.

(5)	In connection with our June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.97 to $0.64 to address in part the impact of the extraordinary dividend on the value of the options.

Mr. Dadario, whose employment with the Company terminated on July 14, 2009, did not hold any equity awards at the end of fiscal year 2009.

Option Exercises and Stock Vested

	Options Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Exercise	on Exercise
Name	(#)	($)(1)	(#)	($)(1)

Myles B. McCormick	120,000	249,000
Michael Dadario(2)			12,500	125,113

(1)	The value realized upon exercise of an award is calculated based on the number of shares issued upon exercise of such award multiplied by the difference between the fair market value per share on the date of exercise less the exercise price per share of such option.

(2)	Mr. Dadario terminated his employment with us effective July 14, 2009.

2009 Nonqualified Deferred Compensation

In fiscal year 2009, none of our named executive officers participated in this plan. No matching contributions were made to the deferred compensation plan for 2009.

For a description of our deferred compensation plan, please see the section entitled “Compensation Discussion and Analysis — Elements of Compensation — Non-Qualified Deferred Compensation Plan” above.

Potential Payments Upon Termination or Change in Control

We have entered into agreements and maintain plans that may require us to make payments and/or provide certain benefits to our named executive officers in the event of a termination of their employment or a change in control. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the applicable event(s) occurred on January 3, 2010, the last day of our last completed fiscal year. Our 2004 Equity Incentive Plan and our 2006 Equity Incentive Award Plan contain change in control provisions as described above. See the section entitled “Employee Benefit Plans,” above. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change in control, we have assumed a price per share of our common stock of $12.23, which represents the closing market price of our common stock as reported on Nasdaq on December 31, 2009, which is the last business day before our 2009 fiscal year end on January 3, 2010.

Although we have entered into a Merger Agreement that contemplates certain transactions, which, if consummated, would result in a change in control, in accordance with SEC rules, the tables below have been completed based on the assumption that a change in control occurred on January 3, 2010 (prior to the date we entered into the Merger Agreement).

Mr. Dadario’s employment terminated effective July 14, 2009. In connection with his termination, he did not receive any severance.

Additional Severance and Change in Control Provisions

Leslie A. Blodgett

Termination due to Death or Disability.  Ms. Blodgett’s employment agreement, dated December 19, 2008, will terminate upon her death or disability. Disability is defined as her becoming disabled by illness, injury, accident or condition of either a physical or psychological nature, resulting in her being unable to perform substantially all of her duties and responsibilities with or without reasonable accommodation, for 120 days during any period of 365 consecutive days. In the event Ms. Blodgett’s employment is terminated due to death or disability, she or her estate, as applicable, is entitled to receive (i) any earned but unpaid amounts of her base salary and bonus compensation, (ii) a pro-rated portion of any bonus she would have earned for the year in which the termination as a result of her death or disability occurred, based on actual performance for and period of time she served during such year, payable when we generally pay bonuses to employees, (iii) accrued vacation and (iv) reimbursable expenses unpaid at the date of termination. In the event she becomes disabled, the board of directors may designate another employee to act in her place during any period of disability, and she is entitled to receive her base salary and benefits, reduced by any disability income benefits she receives under our disability income plan.

Termination for Cause.  We may terminate, at any time, Ms. Blodgett’s employment agreement for cause. Cause is defined as Ms. Blodgett’s:

•	commission of a felony or crime involving dishonesty or moral turpitude;

•	commission of any fraud, theft, embezzlement, misappropriation of funds, material breach of fiduciary duty as an officer or member of the board of directors or serious act of dishonesty;

•	failure to follow the reasonable instructions of the board of directors, which failure does not cease within 15 days after written notice specifying such failure in reasonable detail is given to Ms. Blodgett by the board of directors;

•	engaging in conduct likely to make us or any of our affiliates subject to criminal liabilities, other than those arising from our normal business activities; or

•	willful engagement in any other conduct or gross negligence, in either case that involves a material breach of fiduciary obligations on the part of Ms. Blodgett as an officer or member of the board of directors, or that could reasonably be expected to have a material adverse effect upon the business interests or reputation of us or any of our affiliates.

Upon termination for cause, Ms. Blodgett is not entitled to any payment or benefit other than the payment of accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination and the availability of health insurance coverage under COBRA.

Termination by Us Other than for Cause or Resignation with Good Reason.  The employment agreement provides Ms. Blodgett with certain severance benefits in the event her employment is terminated by us other than for cause, or if she resigns with “good reason.” “Good reason” is defined as:

•	a failure by us to continue Ms. Blodgett as chief executive officer;

•	the material diminution of nature or scope of her responsibilities, duties or authority;

•	a material breach of the employment agreement by us;

•	requiring her to report to anyone other than the board of directors; or

•	requiring her to relocate her primary company office outside of the San Francisco, California area.

In order to terminate her employment for “good reason,” Ms. Blodgett must provide us with written notice of the occurrence of any of the events or conditions listed above within 30 days of such occurrence. Upon receiving such notice, we have 30 days to cure the event or condition, and, if we do not, Ms. Blodgett must then resign within 30 days after the expiration of the cure period.

Upon a termination of Ms. Blodgett’s employment other than for cause, or if she resigns with “good reason,” we are required to pay her accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination. Provided Ms. Blodgett executes a release of claims and complies with her obligations under her confidentiality and invention assignment agreements, we are also required to pay her severance in the amount of her then-current base salary for 18 months, 150% of the bonus she received for the most recently completed bonus year, and an additional $7,000 which she may, but is not required to, use to pay the premiums upon converting her Company-provided group life insurance policy into an individual policy. Such severance is required to be paid in 18 equal monthly installments commencing on the date of such termination, unless applicable tax rules require a delay in payment. If such a delay is required, no severance payments will be made to Ms. Blodgett for six months following her termination, but Ms. Blodgett will receive a lump-sum payment representing the severance payments so deferred after the expiration of such six-month period. In addition, the remaining installment payments will be made in accordance with the original schedule. In addition, to the extent permitted by the terms of the applicable plans, subject to any applicable employee contribution, we will be required to continue to contribute to the cost of participation by Ms. Blodgett, her spouse and her eligible dependents in our health and welfare plans for a period of 18 months after termination.

Resignation Other than for Good Reason.  Ms. Blodgett may also terminate her employment agreement other than for good reason at anytime upon 30 days notice to us. In the event of termination, the board of directors may elect to waive or reduce the period of notice and may, at its discretion, elect to pay Ms. Blodgett her base salary for the notice period (or any remaining portion of the period). Upon termination, we are required to pay Ms. Blodgett her accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination. Ms. Blodgett will not be entitled to receive any annual bonus after the provision of notice of such termination.

Termination Following a Change in Control.  In the event we terminate Ms. Blodgett’s employment other than for cause or she resigns for good reason within 12 months of a change in control (as defined in our 2006 Equity Incentive Award Plan), her severance benefits are in the same amount and paid under the same terms and conditions as prior to a change in control. In addition, upon such termination following a change in control, the unvested equity awards held by Ms. Blodgett will be fully vested. If it is determined that any payment or benefit provided to

Ms. Blodgett would result in an excise tax under the “golden parachute” provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Ms. Blodgett would be entitled to receive either (i) all the payments and benefits to which she is entitled under her employment agreement without regard to the excise tax so imposed or (ii) an amount of payments and benefits that are reduced such that the excise tax does not apply, whichever maximizes her total after-tax payments, as determined by the Company’s independent accountants.

The following table quantifies certain payments which may become due to Ms. Blodgett.

Executive Benefits and Payments upon Termination*

					Termination
					by Us Other				Termination
					than for Cause				Following a
	Termination				or Resignation		Resignation		Change
	Due to Death		Termination		with Good		Other than for		in
	or Disability		for Cause		Reason		Good Reason		Control

Compensation:
Base salary	$13,462	(1)	$13,462	(1)	$13,462	(1)	$13,462	(1)	$13,462	(1)
Severance payment	—		—		1,050,000	(3)	—		1,050,000	(3)
Annual bonus incentive	—		—		—	(4)	—		—	(4)
Unvested and accelerated stock Options	—		—		—		—		950,384	(8)
Excise tax cut-back	—		—		—		—		—	(9)
Other	—		—		7,000	(5)(6)	—		7,000	(5)(6)
Benefits and perquisites:
Medical benefits	—		—		20,708	(7)	—		20,708	(7)
Accrued vacation pay	80,769	(2)	80,769	(2)	80,769	(2)	80,769	(2)	80,769	(2)

*	The table assumes that the events listed in this table occurred on January 3, 2010, the last day of our last completed fiscal year.

(1)	Represents earned but unpaid salary as of January 3, 2010.

(2)	Based on vacation days accrued as of January 3, 2010.

(3)	Represents 18 months of base salary.

(4)	Ms. Blodgett is entitled to receive 150% of the annual bonus incentive earned for fiscal year ended 2009, the most recently completed bonus year. As of the date of this Schedule 14D-9, the amount of 2009 annual bonus is not yet calculable.

(5)	Under the Name and Likeness License Agreement between Ms. Blodgett and us, in the event that we terminate Ms. Blodgett’s employment without “cause” or she terminates her employment for “good reason,” each as defined in her employment agreement, Ms. Blodgett will be entitled to receive a 1% royalty on net revenues we derive from any of our products or services bearing her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality. For more information about the Name and Likeness License Agreement, see the section entitled “Employment Agreements and Arrangements — Name and Likeness License,” above.

(6)	Ms. Blodgett may, but is not required to, use this amount to convert her Company life insurance policy into an individual policy.

(7)	Represents the cost of providing 18 months of medical benefits.

(8)	All unvested options held by Ms. Blodgett will become vested and exercisable in full upon the occurrence of a covered transaction. The amount set forth in the table was calculated by multiplying the number of shares subject to the options by the difference between the closing price of our common stock on December 31, 2009, which is the last business day before our fiscal year end on January 3, 2010, and the respective exercise prices of unvested options subject to acceleration. Does not include amounts related to vested options.

(9)	Based on the following assumptions, the payments and benefits payable to Ms. Blodgett upon a termination of employment in connection with a change in control would not be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code: (i) base amount calculations were based on Ms. Blodgett’s average W-2 compensation for the period from 2005-2009, (ii) a statutory federal income tax rate of 35%, a California income tax rate of 10% and a Medicare tax rate of 1.45%, (iii) equity awards and other one-time bonuses made within one year of the change in control transaction were presumed to be in contemplation of the transaction, and (iv) stock options that became vested upon employment termination were valued based on their intrinsic value on January 3, 2010 (i.e., the positive difference between the stock’s fair market value on that date and the exercise price or purchase price, if any). As a result, the table includes the full amount due to Ms. Blodgett under the terms of her employment agreement.

Myles B. McCormick

Mr. McCormick’s employment with us is “at will,” and may be terminated by either him or us for any reason. On December 19, 2008, we entered into a severance rights agreement with Mr. McCormick, which specifies the amounts he is entitled to receive upon a termination of employment, as described below.

Termination for Cause, due to Death or Disability or Resignation.  In the event that Mr. McCormick’s employment is terminated by us for cause, or Mr. McCormick terminates his employment for any reason or as a result of his death or disability, Mr. McCormick or his estate, as applicable, is entitled to receive any accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination.

For this purpose, cause is defined as Mr. McCormick’s:

•	conviction of, or a plea of guilty or nolo contendere to, a felony;

•	breach of any confidentiality, assignment of inventions or other agreement between us and Mr. McCormick; or

•	open disregard of his responsibilities to the Company and refusal to devote substantial time and energy to the business and affairs of the Company within 30 days after written notice to Mr. McCormick by the board of directors that he has consistently failed to do so.

Termination by Us Other than for Cause.  In the event we terminate Mr. McCormick’s employment other than for cause, we are required to pay him accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination. Provided Mr. McCormick executes a release of claims and complies with his obligations under any confidentiality, assignment of inventions or other agreement with the Company, we are also required to pay him a severance benefit in the form of a lump sum cash payment equal to 12 months of his then current base salary. The severance benefit is to be paid to Mr. McCormick on the 30th day following his termination, except to the extent applicable tax rules require a six-month delay in payment. If such a delay is required, the severance will be paid in the form of a lump sum cash payment after the end of six months following Mr. McCormick’s termination.

Termination Following a Change in Control.  In the event we terminate Mr. McCormick’s employment other than for cause or he resigns for “good reason” within 12 months after a change in control (as defined in our 2006 Equity Incentive Award Plan), we are required to pay him accrued base salary, accrued vacation and reimbursable expenses unpaid at the date of termination. Provided that Mr. McCormick executes a release of claims and complies with his obligations under any confidentiality, assignment of inventions or other agreement with the Company, we are also required to pay him a severance benefit in the form of a lump sum cash payment equal to 12 months of his then current base salary and 100% of his cash bonus earned in the prior year, and to continue to contribute to the cost of participation by Mr. McCormick and his eligible dependents in our health and welfare plans for up to 12 months following the termination. Additionally, the unvested equity awards then held by Mr. McCormick will become fully vested. If it is determined that any payment or benefit provided to Mr. McCormick would result in an excise tax under the “golden parachute” provisions of the Code, Mr. McCormick would be entitled to receive either (i) all the payments and benefits to which he is entitled under the severance rights agreement without regard to the excise tax so imposed or (ii) an amount of payments and benefits that are reduced such that the excise tax does not apply, whichever maximizes his total after-tax payments, as determined by the Company’s independent accountants.

“Good reason” is defined as:

•	a material reduction in Mr. McCormick’s base salary;

•	a material diminution in his position or responsibilities;

•	requiring that he relocate his principal place of employment to a location that would increase his one-way commute by more than 25 miles; or

•	a material breach of the severance rights agreement by us.

In order to terminate his employment for “good reason,” Mr. McCormick must provide us with written notice of the occurrence of any of the events or conditions listed above within 30 days of such occurrence. Upon receiving such notice, we have 30 days to cure the event or condition, and, if we do not, Mr. McCormick must then resign within 30 days after the expiration of the cure period.

The following table quantifies certain payments which may become due to Mr. McCormick.

Executive Benefits and Payments upon Termination*

							Termination
	Termination			Termination			Following a
	Due to			by Us Other			Change
	Death or	Termination		than for			in
	Disability	for Cause		Cause	Resignation		Control

Compensation:
Base salary	$8,366 (1)	$8,366	(1)	$8,366 (1)	$8,366	(1)	$8,366	(1)
Severance payment	—	—		435,000 (3)	—		435,000	(3)
Annual bonus incentive	—	—		—	—		—	(4)
Unvested and accelerated stock options	—	—		—	—		1,140,531	(5)
Excise tax cut-back	—	—		—	—		—	(6)
Benefits and perquisites:
Medical benefits	—	—		—	—		14,058	(7)
Accrued vacation pay	33,462 (2)	33,462	(2)	33,462 (2)	33,462	(2)	33,462	(2)

*	The table assumes that the events listed in this table occurred on January 3, 2010, the last day of our last completed fiscal year.

(1)	Represents earned but unpaid salary as of January 3, 2010.

(2)	Based on vacation days accrued as of January 3, 2010.

(3)	Represents 12 months of base salary.

(4)	Mr. McCormick is entitled to receive 100% of the annual bonus incentive earned for fiscal year ended 2009, the most recently completed bonus year. As of the date of this Schedule 14D-9, the amount of 2009 annual bonus is not yet calculable.

(5)	All unvested options held by Mr. McCormick will become vested and exercisable in full upon the occurrence of a covered transaction. The amount set forth in the table was calculated by multiplying the number of shares subject to the options by the difference between the closing price of our common stock on December 31, 2009, which is the last business day before our fiscal year end on January 3, 2010, and the respective exercise prices of unvested options subject to acceleration. Does not include amounts related to vested options.

(6)	Based on the following assumptions, the payments and benefits payable to Mr. McCormick upon a termination of employment in connection with a change of control would not be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code: (i) base amount calculations were based on Mr. McCormick’s average W-2 compensation for the period from 2005-2009, (ii) a statutory federal income tax rate of 35%, a California income tax rate of 10% and a Medicare tax rate of 1.45%, (iii) equity awards and other one-time bonuses made within one year of the change in control transaction were presumed to be in contemplation of the transaction, and (iv) stock options that became vested upon employment termination were valued based on their intrinsic value on January 3, 2010 (i.e., the positive difference between the stock’s fair market value on that date and the exercise price or purchase price, if any). As a result, the table includes the full amount due to Mr. McCormick under the terms of his employment agreement.

(7)	Represents the cost of providing 12 months of medical benefits.

Simon P. Cowell

Mr. Cowell’s employment with us is “at will,” and may be terminated by him or us for any reason. In the event that we terminate Mr. Cowell’s employment, with or without cause, he will receive accrued base salary and accrued vacation through the date of termination.

The following table quantifies certain payments which may become due to Mr. Cowell.

Executive Benefits and Payments upon Termination*

						Termination
	Termination		Termination			Following a
	Due to		by Us Other			Change
	Death or	Termination	than for			in
	Disability	for Cause	Cause	Resignation		Control

Compensation:
Base salary	$6,250 (1)	$6,250	$6,250	$6,250	(1)	$6,250 (1)
Benefits and perquisites:
Accrued vacation pay	19,984 (2)	19,984 (2)	19,984 (2)	19,984	(2)	19,984 (2)

*	The table assumes that the events listed above occurred on January 3, 2010, the last day of our last completed fiscal year.

(1)	Represents earned but unpaid salary as of January 3, 2010.

(2)	Based on vacation days accrued as of January 3, 2010.

Compensation Committee Interlocks and Insider Participation

None of the members who served on our compensation committee during the last fiscal year or who currently serve on the compensation committee has, at any time, been one of our officers or employees. None of our named executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the board of directors or compensation committee.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is information relating to the beneficial ownership of our common stock as of January 13, 2010, by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership in the following table is based on 92,048,851 shares of common stock outstanding as of January 13, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and shares of which a person has the right to acquire ownership within 60 days after January 13, 2010, if any. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% or greater stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105.

	Number of	Percentage
	Shares	of Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Owned

5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(1)	14,350,423	15.6%
Berkshire Fund V, Limited Partnership	6,300,566	6.8
Berkshire Fund VI, Limited Partnership	6,856,860	7.4
Berkshire Investors LLC	703,833	*
Berkshire Partners LLC	489,164	*
Capital Research Global Investors(2)	10,081,146	11.0
Capital World Investors(3)	4,270,000	4.6
Sandler Capital Management(4)	3,740,182	4.1
Barclays Global Investors NA(5)	3,378,853	3.7
Burgundy Asset Management LTD(6)	2,767,014	3.0
Directors and Executive Officers
Shares beneficially owned by Leslie A. Blodgett(7)	7,429,082	7.9
Keith M. Blodgett and Leslie A. Blodgett, trustees of the Blodgett Family Trust dated June 7, 2004	4,696,793	5.1
Myles B. McCormick(8)	788,313	*
Simon P. Cowell(9)	10,875	—
Ross M. Jones(10)(11)	49,061	*
Bradley M. Bloom(10)	102,316	*
Kristina M. Leslie(12)	7,500	—
Lea Anne S. Ottinger(13)	168,492	*
Karen Rose(14)	61,806	*
Glen T. Senk(15)	71,187	*
Ellen L. Brothers(16)	—	—
John S. Hamlin(17)	—	—
Michael R. Egeck(18)	—	—
Michael Dadario(19)	12,500	*
All directors and executive officers as a group (12 persons, excluding Mr. Dadario, who is no longer an executive officer)	8,620,268	9.1

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	(i) 489,164 of these shares are held by Berkshire Partners LLC, (ii) 6,856,860 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 6,300,566 of these shares are held by Berkshire Fund V, Limited Partnership and (iv) 703,833 of these shares are held by Berkshire Investors LLC. The business address for these stockholders is c/o Berkshire Partners LLC, 200 Clarendon St., 25th Floor, Boston, MA 02116. Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner Berkshire Fund V, Limited Partnership (“Berkshire Fund V”). Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Berkshire Fund VI, Limited Partnership (“Berkshire Fund VI”). The managing members of Fifth Berkshire are Bradley M. Bloom (who is one of our directors), Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Ross M. Jones (who is one of our directors), Richard K. Lubin, David R. Peeler and Robert J. Small (the “Fifth Berkshire Principals”

and, together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the “Berkshire Principals”). The Berkshire Principals are the managing members of Sixth Berkshire, Berkshire Investors and Berkshire Partners. Information is based on a Schedule 13D jointly filed with the SEC by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC and Berkshire Partners LLC on January 15, 2010.

(2)	The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071. Information is based on a Schedule 13F filed with the SEC by Capital Research Global Investors on November 13, 2009. One or more clients of Capital Research Global Investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of Bare Escentuals, Inc. Capital Research Global Investors holds more than five percent of the shares of Bare Escentuals, Inc. as of September 30, 2009 on behalf of AMCAP Fund, Inc. Capital Research Global Investors is a division of Capital Research and Management Company.

(3)	The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071. As of September 30, 2009, Capital World Investors is deemed to be the beneficial owner of 4,270,000 shares or 4.7% of the 91,434,000 shares of Common Stock believed to be outstanding as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Information is based on a Form 13F filed with the SEC by Capital World Investors on November 13, 2009.

(4)	The address for Sandler Capital Management is 711 Fifth Avenue, 15th Floor, New York, NY 10022. Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to Sandler Associates, Sandler Associates II, LP, Sandler Offshore Fund, Inc., Sandler Plus Master Fund, Ltd., Sandler Capital Structure Opportunities Master Fund, Ltd. and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 3,740,182 shares of Common Stock. Information is based on a Schedule 13D-A filed with the SEC by Sandler Capital Management on October 13, 2009.

(5)	The address for Barclays Global Investors NA is 400 Howard Street, San Francisco, CA 94105. Information is based on a Schedule 13F filed with the SEC by Barclays Global Investors NA on November 12, 2009. One or more clients of Barclays Global Investors NA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of Bare Escentuals, Inc. Barclays Global Investors NA holds more than five percent of the shares of Bare Escentuals, Inc. as of September 30, 2009.

(6)	The address for Burgundy Asset Management LTD is Bay Wellington Tower, Brookfield Place, 181 Bay Street, Suite 4510, PO Box 778, Toronto, Ontario M5J 2T3. Information is based on a Schedule 13F filed with the SEC by Burgundy Asset Management LTD on November 11, 2009. One or more clients of Burgundy Asset Management LTD have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of Bare Escentuals, Inc. Burgundy Asset Management LTD holds more than five percent of the shares of Bare Escentuals, Inc. as of September 30, 2009.

(7)	Includes options to purchase 1828,091 shares exercisable within 60 days of January 13, 2010 and includes 4,696,793 shares held of record by trusts for which Ms. Blodgett and her husband have shared voting and investment power. Also includes 300 shares held by Ms. Blodgett’s husband as UTMA custodian for Ms. Blodgett’s son for which Ms. Blodgett’s husband has sole voting and investment power; Ms. Blodgett disclaims beneficial ownership of the shares held by Mr. Blodgett as UTMA custodian

(8)	Includes options to purchase 549,160 shares exercisable within 60 days of January 13, 2010 and 25 shares held by Mr. McCormick’s wife.

(9)	No options to purchase shares exercisable within 60 days of January 13, 2010.

(10)	Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Partners LLC, Berkshire Investors LLC, Fifth Berkshire, the general partner of Berkshire Fund V, and Sixth Berkshire, the general partner of Berkshire Fund VI, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 14,350,423 shares of common stock beneficially owned by these entities, which represents 15.6% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities and, as a result, each of Messrs. Bloom and Jones disclaims beneficial ownership of such shares of our common stock.

(11)	Includes 26,501 shares held by (Imago Dei Fund (formerly known as Green Street Capital Foundation, formerly known as LIP Foundation) a charitable foundation) for which Mr. Jones shares voting and investment control with his wife, but in which he has no pecuniary interest.

(12)	Includes options to purchase 7,500 shares exercisable within 60 days of January 13, 2010.

(13)	Includes options to purchase 17,863 shares exercisable within 60 days of January 13, 2010 and 11,500 shares held by each of the Lauren Elizabeth Ottinger 1993 Trust dated 9/28/93, Michael Walter Ottinger 1993 Trust dated 9/28/93 and Ryan Richard Ottinger 1996 Trust dated 11/22/96.

(14)	Includes options to purchase 31,339 shares exercisable within 60 days of January 13, 2010.

(15)	Includes options to purchase 26,413 shares exercisable within 60 days of January 13, 2010.

(16)	No options to purchase shares exercisable within 60 days of January 13, 2010.

(17)	No options to purchase shares exercisable within 60 days of January 13, 2010.

(18)	No options to purchase shares exercisable within 60 days of January 13, 2010.

(19)	Mr. Dadario, our former President of Retail, terminated his employment with the Company, effective July 14, 2009. Information is based on a From 4 filed with the SEC on June 5, 2009. We do not have any other information regarding the current holdings of Mr. Dadario.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of ten percent or more of our common stock (“Reporting Persons”) are required to report to the SEC on a timely basis the initiation of their status as a Reporting Person and any changes regarding their beneficial ownership of our common stock. Based solely on our review of such forms received and the written representations of our Reporting Persons, we have determined that no Reporting Person known to us was delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act.

ANNEX II

PERSONAL AND CONFIDENTIAL

January 14, 2010

Board of Directors
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Shiseido Co., Ltd. (“Shiseido”), Blush Acquisition Corporation, an indirect wholly owned subsidiary of Shiseido (“Merger Sub”), and any other affiliate of Shiseido) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Bare Escentuals, Inc. (the “Company”) of the $18.20 per Share in cash proposed to be paid to the holders (other than Shiseido, Merger Sub and any other affiliate of Shiseido) of Shares in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 14, 2010 (the “Agreement”), by and among Shiseido, Merger Sub and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $18.20 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transactions”) and each outstanding Share (other than Shares already owned by Shiseido or Merger Sub, any Shares owned by the Company as treasury stock and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $18.20 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Shiseido, Berkshire Partners LLC, which, directly and indirectly through certain of its affiliates, is a significant shareholder of the Company (“Berkshire”), and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the

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Board of Directors
Bare Escentuals, Inc.
January 14, 2010
Page Two

Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as joint bookrunning manager with respect to a public offering of 12,000,000 Shares in March 2007 and as sole bookrunning manager with respect to a public offering of 8,000,000 Shares in June 2007. We also have provided certain investment banking and other financial services to Berkshire and its affiliates from time to time, including having facilitated Berkshire’s sale of its minority interest in Amscan Holdings, Inc. in August 2008 and having acted as counterparty with respect to certain derivative transactions entered into by Berkshire and its affiliates in 2009. We also may provide investment banking and other financial services to the Company, Berkshire, Shiseido and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation. In addition, from time to time, affiliates of Goldman, Sachs & Co. have co-invested with Berkshire and its affiliates and have invested in limited partnership units of affiliates of Berkshire and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 28, 2008; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated September 28, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the personal care industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our

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Board of Directors
Bare Escentuals, Inc.
January 14, 2010
Page Three

analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Shiseido or the ability of the Company or Shiseido to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $18.20 per Share in cash to be paid to the holders (other than Shiseido, Merger Sub and any other affiliate of Shiseido) of Shares in the Transactions pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $18.20 per Share in cash to be paid to the holders (other than Shiseido, Merger Sub and any other affiliate of Shiseido) of Shares in the Transactions pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $18.20 per Share in cash to be paid to the holders (other than Shiseido, Merger Sub and any other affiliate of Shiseido) of Shares in the Transactions pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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